P.E. 12-31-02

AR/S

0-21803

03019340

AFTERMARKET TECHNOLOGY CORP.

02

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	NET SALES	ADJUSTED INCOME FROM OPERATIONS[1][2]	ADJUSTED EARNINGS PER SHARE[1][2]	NET DEBT
02	$415.9	$82.8	$1.90	$99
01	$393.4	$73.0	$1.53	$197
00	$372.5	$61.5	$1.08	$225
99	$365.6	$57.1	$1.01	$300
98	$300.7	$39.6	$0.47	$270
	in millions	in millions		in millions

(1) Adjusted income from operations and earnings per share are "non-GAAP financial measures" within the meaning of Regulation G of the Securities and Exchange Commission. Please see pages 86–87 for a reconciliation of this information to the most directly comparable GAAP measures.

(2) All data reflects continuing operations only.


It's all about
leveraging
TIONA
RENG
S.

ART SMUCK   MIKE LOWRY   JIM DICKSON   RANDY ENGEL


ENERGY that
REAL GROWTH.
RON PITCHEL
CURTIS BLOO
JOHN MITCHEM


I ll about enhance QUALITY
and PRO CTIVITY.

KATHY ANDRETTA STEPHEN TSOTSOROS PETE NOBLE


It's all about DISCIPLINED
financial practices and decision-making.
STEVE THOMPSON
TAMMY HANSEN
HOWARD STOLLER


t's all about
FOCUS.
CAS
COMPONENT
REMANUFACTURING
SPECIALISTS
Autocraft
INDUSTRIES

ROBERT VASQUEZ THOMAS AEPELBACHER BRETT DICKSON


NCE.
BILL ROBERTS
JOEL SHAFFER
JANNA REAM


It's all ab
RICARDO MORA
RICHARD GIBBONS
JAMES FOSTER

STABILITY

Long-standing, solid customer relationships. Acknowledged product reliability. Industry-leading technical expertise. World-class IT infrastructure. Consistently meeting or exceeding customer-specified performance benchmarks. Solid management team. Consistent growth.

SYNERGY OF THREE BUSINESSES

... linked by a lean and continuous improvement culture. Our Drivetrain segment remanufactures transmissions and engines for OEM customers. Our Logistics segment provides solutions to customers' supply chain needs. Our "Other" business unit remanufactures engines and transmissions for aftermarket customers.

FINANCIAL AND OPERATIONAL STABILITY

Since 1998, net sales, income from operations and earnings per share have increased significantly while net debt has decreased from $300 million in 1999 to $99 million in 2002. Operationally, strategic investments in people and processes have translated into increased productivity and efficiency.


Forbes
BEST
BY KATRINA KELLER AND



DRIVETRAIN REMANUFACTURING

From receipt of used core, through disassembly, refurbishment, reassembly and testing, resulting in a like-new, lower-cost product – this is ATC's highly sophisticated drivetrain remanufacturing process. Through cellularization, our facilities have become models of reliability and efficiency.

DRIVETRAIN REMANUFACTURING

ADVANTAGES

Remanufactured products are 25–50 percent less expensive than new and result in lower warranty expense for OEMs. Using a remanufactured transmission avoids the use of scarce new OEM units.

HIGH-QUALITY PRODUCTS

Remanufactured units must meet OEM like-new specifications. Process-driven cellular remanufacturing produces typically higher quality units than units repaired or rebuilt in a job shop environment. Delivery is measured in days versus weeks for repaired or rebuilt units.

STRONG CUSTOMER RELATIONSHIPS

ATC has earned the decades-long loyalty of many of its customers whose names are better known than ours. Through aggressive devotion to ATC's Customer Delight principles, we will continue to earn our customers' respect and their business.

GROWTH INITIATIVES

The Independent Aftermarket represents our most significant marketplace of opportunity. Our strategy is to increase penetration of this $1.6 billion market with a full product line of remanufactured transmissions and engines.

LOCATIONS

Aaron's Automotive Springfield, MO
Autocraft Industries Oklahoma City, OK
CRS Gastonia Gastonia, NC
CRS Mahwah Mahwah, NJ
Autocraft Industries UK Grantham, Lincolnshire, England

MARKET LEADERSHIP

Big Three Market Share

72%

204

Separate Components

HIGH COMPLEXITY CREATES BARRIERS TO ENTRY

ATC LOGISTICS

Through close consultation with our customers, we customize a logistics solution. Supply chain management services include warehousing, picking, packing, shipping and delivery of products. Our integrated services include inventory management, private labeling, kitting and customized packaging, management and distribution of time-sensitive marketing materials, and product warranty and returns processing.

THE SPEED


ASY-BRK MSTR LS
2140 A
5453
B

LOGISTICS '02 REVENUES

in millions


$40
$69
$88
$108
02

$114

ON-TIME SHIPMENT OF ORDERS 2002

99.99%

VALUE-ADDED SERVICES

SUPPLY CHAIN MANAGEMENT

We help customers build a solid brand that is widely acknowledged for responsiveness and service such as next day delivery. Speed to market is our customers' top priority. We ensure this by reliably managing all aspects of the supply chain.

IS/IT SOLUTIONS

We employ state-of-the-art software and computer systems to meet customers' needs in: product security, confidentiality, qualification and identification; inventory management; interactive electronic communication; authorized product sales and commodity recycling; reverse logistics; product tracking; and product history.

LOCATIONS

Autocraft Electronics Dallas, TX

Autocraft Material Recovery Oklahoma City, OK

Logistics Services Fort Worth, TX

ATC LOGISTICS

LOGISTICS SERVICES

ORDER FULFILLMENT
DISTRIBUTION SYSTEMS
RETURNS MANAGEMENT

- Support high tech and telecommunications industries
- Leading-edge [illegible] packaging, fulfillment and [illegible] of over 30 million [illegible] products per year
- [illegible] with $2.3 billion annual throughput
- [illegible] to [illegible] support of new customer [illegible]

AUTOCRAFT ELECTRONICS

ELECTRONICS TESTING
FAILURE ANALYSIS
TECH EVALUATION

- Provide [illegible] automotive OE logistics and remanufacturing services
- [illegible] and telematics [illegible]
- [illegible] logistics and remanufacturing support for GM [illegible] program
- Provide technical [illegible] services and remanufacturing for [illegible] program

AUTOCRAFT MATERIAL RECOVERY

CORE ANALYSIS
REPACKAGING
ENGINEERING ENVIRONMENTAL COMPLIANCE

- Provide returned material reclamation and disposition services to assist auto maker OEMs with management of dealer parts inventory.
- Provide Internet-enabled interactive system allowing OEMs to track availability, condition and value of cores in a real-time basis and to produce dealer credits, facilitate [illegible] and provide inventory management.


FUTURE VALUE MAP
150 units
540 mins.
216.0 secs.
216 secs.
17 units

LEAN AND CONTINUOUS IMPROVEMENT

An enterprise-wide initiative focused on achieving a foundation and culture of operational excellence to enhance value for our customers, employees and stockholders by eliminating waste in our processes and activities. Adherence to lean operating principles and commitment to continuous improvement are ATC hallmarks.

LEAN AND CONTINUOUS IMPROVEMENT



The lean process starts by chartering and empowering a team. The team maps steps in the process undergoing a "lean" review. A "future state" map is created – eliminating all non-value added steps. Finally, projects are initiated to achieve the future state.





Lean initiatives are reshaping the way business is conducted at ATC. Lean benefits include reduced travel distance, floor space, cycle time, labor hours, overtime, backorders, operator movements and inventory; minimized rework; increased capacity; maximized equipment efficiency; improved on-time customer delivery; and flexibility to shift focus to meet demand. During 2002, lean projects and other cost saving initiatives generated $19 million of savings.

Prior to "lean" implementation at Mahwah, core was traveling 680 feet from disassembly to parts qualification to final disassembly to testing. With the new cell configuration, distance has been reduced 75 percent to 170 feet and cycle time has been reduced from between 13–15 hours to 7 hours.



FLOOR SPACE REDUCED
– Now utilized for growth





A key driver of ATC's success is the ingrained philosophy of lean operational excellence. We continuously upgrade our infrastructure to improve quality, enhance productivity and lower costs, all of which support long-term customer relationships and increased sales growth.

Lean has brought about a transformation at ATC. In our facilities, energized employees take "ownership" of their cells. Once adopted, the "lean way" becomes self-sustaining. Every ATC employee has a stake in our performance and, significantly, lean is a key component of our on-going financial strength.

FEET OF CONVEYOR ELIMINATED

– Reduces throughput time and improves response

PAST DUE BACKORDERS

6000
5000
4000
3000
2000
1000
0
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02


NEXT DAY DE

CUSTOMER DELIGHT

Four years ago, we sharpened our focus on what's important to our customers. We enjoy long-standing relationships with many of them but know that we earn their business every day. Fundamentally, we do this by continually finding better ways to meet our customers' needs more efficiently, reliably and economically.



MIKE GANJEI
NATIONAL AAMCO DEALERS ASSOCIATION
President

The National AAMCO Dealers Association enjoys a long-standing relationship with Aftermarket Technology Corp. Last year, ATC began providing our members with remanufactured transmissions, its PROFormance Transmissions, for our post-warranty work in serving the independent aftermarket. ATC will play a significant role in our market share growth going forward – we are counting on them.

OPPORTUNITIES

ATC intends to drive future growth through a broad-based effort involving increased sales to current and new customers, new products/services, new markets, international opportunities and acquisitions.

GROWTH INITIATIVES

- Penetration of the Independent Aftermarket for drivetrain repair
- Further market share gains with domestic and foreign OEMs
- Identification of other OEM products suitable for remanufacture
- Expansion of Logistics customer base to penetrate new market segments
- Pursuit of complementary acquisition candidates to broaden product offerings and capture market share

REMANUFACTURED TRANSMISSION DEMAND



Remanufactured Transmissions As a Percent of Registered Vehicles
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Significant Independent Aftermarket Opportunities $1.0 Billion
Served Market $0.4 Billion
1 2 3 4 5 6 7 8 9 10 11 12 13
Years Vehicle on the Road


GROWTH
M.I.S
37
10

THE PERFORMANCE

LETTER TO STOCKHOLDERS

DEAR FELLOW STOCKHOLDERS:

MICHAEL T. DUBOSE
Chairman, President and Chief Executive Officer



Through consistent focus and stable execution of our strategy, we delivered as promised in a very difficult 2002, with total revenue of approximately $416 million and record earnings. In addition, we were able to reduce net debt by $98 million to only $99 million at year-end, leaving us well positioned for our future.

During the fourth quarter, we resumed our share repurchase program by purchasing 322,400 shares of stock, reaffirming our support for the intrinsic value of ATC.

Our disciplined adherence to lean and continuous improvement initiatives took over $19 million in costs out of the business and we expect to better that performance in 2003 by continuing to relentlessly drive inefficiencies out of our businesses.

We positioned our Logistics segment for aggressive growth by adding key senior members to the team. Significantly, we renewed our cell phone distribution contract with AT&T Wireless and are now free to apply our best-in-class competencies to other wireless carriers for the first time in our history. In our electronics business, we won additional telematics business involving sophisticated repair and testing and the provision of logistics services related to interactive global positioning systems. In our material recovery business, we added General Motors as an increasingly significant customer.

Consistent with our stated strategy of adding new customers in our Drivetrain segment, we captured business with a strategic Asian automobile manufacturer. We are continuing to pursue this strategy and expect to see increases in our sales to new customers in the years ahead.

We continued our drive to increase penetration in the Independent Aftermarket for remanufactured transmissions by extending our strategic partnership with the National AAMCO Dealers Association and we continued the expansion of our Independent Aftermarket product offering.

ROADMAP FOR 2003

Our key focus and plans for 2003 are summarized as follows:

First, we will work aggressively to grow our opportunities in the Independent Aftermarket (estimated at over a $1 billion market opportunity) across several channels. We intend to grow our business with AAMCO and expand to other transmission customers including other transmission repair shops, general repair shops, fleets, warehouse distributors and warranty companies.

Second, we will continue in our pursuit of niche strategic acquisitions that enable us to leverage or complement our current expertise with new customers, markets and channels as well as deliver incremental shareholder value.

Third, we will work to grow ATC organically by adding new related businesses to our current product and service mix as well as seek to broaden our reach to serve existing customers in new arenas.

Fourth, *from our solid operating* platform we will continue to drive sales by helping our customers improve their business through a daily focus on lean management and adherence to our customer delight philosophy. Our mission here is really quite simple: to understand and exceed our customers' expectations. Our customers' success becomes ATC's success.

Fifth, we will continue to leverage our information technology infrastructure as a competitive advantage to retain existing customers and attract new ones.

We *are excited* by the prospects 2003 holds for ATC and plan to continue building on the solid achievements of the past four years. I commit to you that we will stay focused on *what is important to our* customers, and to you, our stockholders.

I want to take this opportunity to thank you, our valued stockholders. We feel a partnership with the people and institutions that believe in the ATC story. We will continue to earn your trust and support.

I extend my sincere thanks to our Board of Directors for its guidance and support. I also thank our employees, as they are the ones who, *on a daily basis, are* responsible for our success.

I *look forward* to 2003 *confident* that we have the people and processes to deliver another solid year.

Respectfully submitted,

MICHAEL T. DUBOSE
Chairman, President and Chief Executive Officer

MANAGEMENT TEAM



from left

JOHN J. MACHOTA
Vice President,
Human Resources

JOSEPH SALAMUNOVICH
Vice President,
General Counsel and
Secretary

JOHN COLAROSSI
President,
ATC Independent Aftermarket

PAUL J. KOMAROMY
President,
ATC Drivetrain
Remanufacturing

MICHAEL T. DUBOSE
Chairman,
President and
Chief Executive Officer

BARRY C. KOHN
Vice President
and Chief Financial Officer

BILL CONLEY
President,
ATC Logistics

MARY RYAN
Vice President,
Communications and
Investor Relations

JIM BUIKE
Senior Director,
ATC Lean and Continuous
Improvement

FINANCIAL REVIEW

SELECTED FINANCIAL DATA | IN THOUSANDS, EXCEPT PER SHARE DATA

The selected financial data presented below with respect to the statements of operations data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 are derived from the Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein, and are qualified by reference to such financial statements and notes related thereto. The selected financial data with respect to the statements of operations data for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 2000, 1999 and 1998, are derived from the Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors, but are not included herein. The data provided should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included in this Annual Report. The results of the Distribution Group, Inc. subsidiary, which was sold in October 2000, are classified as discontinued operations and are excluded from the selected financial data presented below.

Year ended December 31,	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA:					
Net sales	$415,902	$393,381	$372,493	$365,563	$300,723
Cost of sales	272,360	255,360	248,438	246,224	219,539
Special charges [1]	—	216	9,134	2,965	1,347
Gross profit	143,542	137,805	114,921	116,374	79,837
Selling, general and administrative expense	60,370	59,939	57,331	56,736	47,496
Amortization of intangible assets	333	5,028	5,255	5,527	5,038
Special (credits) charges [1]	(277)	5,114	23,450	4,345	5,327
Income from operations	83,116	67,724	28,885	49,766	21,976
Interest income	2,769	1,524	234	—	—
Interest expense and other, net	(12,768)	(21,623)	(24,830)	(23,251)	(21,917)
Income tax expense	(25,141)	(18,098)	(1,883)	(9,739)	(974)
Income (loss) from continuing operations before extraordinary items [2] [3]	$ 47,976	$ 29,527	$ 2,406	$ 16,776	$ (915)
Per share income (loss) from continuing operations before extraordinary items [4]	$ 1.99	$ 1.40	$ 0.11	$ 0.79	$ (0.05)
Shares used in computation of per share income (loss) from continuing operations before extraordinary items [4]	24,119	21,059	21,163	21,164	19,986
OTHER DATA:					
Capital expenditures [5]	$ 13,103	$ 13,516	$ 11,682	$ 10,072	$ 10,764

As of December 31,	2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Working capital, continuing operations	$128,342	$ 52,700	$ 53,457	$ 29,744	$ 36,128
Property, plant and equipment, net	54,616	52,577	46,276	47,897	45,830
Total assets	454,030	396,858	407,499	577,782	517,794
Long-term liabilities, less current portion	159,561	181,694	213,537	302,491	258,051
Common stockholders' equity	206,435	109,335	80,239[6]	176,144	168,011

(1) See "Notes to Consolidated Financial Statements" – Note 20 for a description of special (credits) charges.

(2) Income (loss) from continuing operations before extraordinary items for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 excludes gain (loss) from discontinued operations, net of income taxes, of $1,279, $(959), $(99,289), $(9,969) and $(6,200), respectively.

(3) Income (loss) from continuing operations before extraordinary items for the year ended December 31, 2002 excludes extraordinary items in the amount of $2,828 ($4,502 less related income tax benefit of $1,674). In addition, income (loss) from continuing operations before extraordinary items for the year ended December 31, 1998 excludes an extraordinary item in the amount of $703 ($1,172 less related income tax benefit of $469).

(4) See "Notes to Consolidated Financial Statements" – Note 14 for a description of the computation of earnings per share.

(5) Excludes capital expenditures made by certain of the Company's subsidiaries prior to such subsidiaries' respective acquisitions and any capital expenditures made in connection with such acquisitions.

(6) Common stockholders' equity as of December 31, 2000 reflects the loss on the sale of our Distribution Group business and from the initial discontinuance of, and subsequent election to retain, our independent aftermarket engine business.

The following discussion should be read in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENT NOTICE

This Annual Report contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this Annual Report, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this Annual Report with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. Readers are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified in the section of Item 1 in our Form 10-K for the year ended December 31, 2002 entitled "Certain Factors Affecting the Company," among others, may impact forward-looking statements contained in this Annual Report.

OVERVIEW

We are a leading remanufacturer and distributor of drivetrain products used in the repair of automobiles and light trucks in the automotive aftermarket. Our Logistics business is a provider of value-added warehouse and distribution services as well as returned material reclamation and disposition services. Our Logistics business also remanufactures and distributes electronic components.

Demand for our products within the Drivetrain business is largely a function of the number of vehicles in operation, the average age of vehicles and the average number of miles driven per vehicle. These factors have generally increased over time, thereby increasing demand for our remanufactured products. Other factors that influence demand for our remanufactured products include product complexity and reliability, the length of OEM warranty periods and the severity of weather conditions. Because these factors are not directly dependent on new automotive sales levels, demand for remanufactured products within our Drivetrain business has been largely non-cyclical.

Our Drivetrain business has been our primary business since our formation. For the year ended December 31, 2002, revenue from our Drivetrain business was $286.5 million, or 68.9% of our total revenue. In addition, in the United States we also sell remanufactured engines and transmissions to the independent aftermarket. For the year ended December 31, 2002, revenue from this portion of our business was $16.6 million, or 4.0% of our total revenue.

Growth in our Logistics business with AT&T Wireless is primarily dependent on cellular telephone handset demand and AT&T Wireless' share of new cellular telephone sales volume. Our Logistics business benefits from upgrades in cellular telephone technology through increased replacement demand for more advanced handsets, from any increases in the number of AT&T Wireless subscribers and from any expansion of our service offering with AT&T Wireless. Because we do not take actual ownership of the cellular telephone inventory, we do not face the risk of inventory obsolescence. For the year ended December 31, 2002, revenue from our Logistics business was $114.2 million, or 27.4% of our total revenue, of which AT&T Wireless accounted for 67.2%.

COMPONENTS OF INCOME AND EXPENSE

REVENUE In our Drivetrain Remanufacturing segment and independent aftermarket business, we recognize revenues, primarily from the sale of remanufactured transmissions and remanufactured engines, at the time of shipment to the customer and, to a lesser extent, upon the completion or performance of a service. In our Logistics segment, revenue is primarily related to providing:

- value-added warehouse and distribution services;
- turnkey order fulfillment and information services;
- returned material reclamation and disposition services;
- core management services; and
- automotive electronic components remanufacturing and distribution services,

and is generally recognized upon completion or performance of those services.

COST OF SALES Cost of sales represents the actual cost of purchased components and other materials, direct labor, indirect labor and warehousing cost and manufacturing overhead costs, including depreciation, utilized directly in the production of products or performance of services for which revenue has been recognized.

SELLING, GENERAL & ADMINISTRATIVE EXPENSE Selling, general and administrative ("SG&A") expenses generally are those costs not directly related to the production process or the performance of a revenue generating service and include all selling, marketing and customer service expenses as well as expenses related to general management, finance and accounting, information services, human resources, legal, and corporate overhead expense.

AMORTIZATION OF INTANGIBLES On January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under specified conditions) for impairment in accordance with SFAS No. 142. The adoption of the impairment provisions of SFAS No. 142 has had no effect on our results of operations or our financial position. During 2002, amortization of intangible assets primarily consisted of amortization expense for non-compete agreements, whereas prior to 2002 this consisted primarily of amortization of goodwill.

SPECIAL (CREDITS) CHARGES We have periodically identified areas where cost reductions and efficiencies could be achieved through consolidation of redundant facilities, outsourcing functions or changing processes or systems. Some of these cost reduction or process improvement initiatives result in costs which we have described as special charges and include, but are not limited to, severance benefits for terminated employees, lease termination and other facility exit costs, losses on the disposal of fixed assets, impairment of goodwill and write-down of inventories.

CRITICAL ACCOUNTING POLICIES

Our financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We evaluate the adequacy of our allowance for doubtful accounts and make judgments and estimates in determining the appropriate allowance at each reporting period. If a customer's financial condition were to deteriorate, additional allowances that may be required could have a material adverse impact on our financial statements.

RESERVE FOR INVENTORY OBSOLESCENCE We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about market conditions, future demand and expected usage rates. If actual market conditions are less favorable than those projected by management, causing usage rates to vary from those estimated, additional inventory write-downs may be required; however, these would not be expected to have a material adverse impact on our financial statements.

WARRANTY LIABILITY We provide an allowance for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including inspection and testing at various stages of the remanufacturing process and the testing of each finished assembly on equipment designed to simulate performance under operating conditions, our warranty obligation is affected by product failure rates. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability may be required; however, these would not be expected to have a material adverse impact on our financial statements.

SEGMENT REPORTING

We have two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to Ford, DaimlerChrysler, General Motors and several foreign OEMs, primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to European OEMs including Ford's and General Motor's European operations and Jaguar. Our Logistics segment consists of three operating units:

- a provider of value-added warehouse and distribution services, turn-key order fulfillment and information services for AT&T Wireless;
- a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors and Mazda; and
- an automotive electronic components remanufacturing and distribution business, including components for the OnStar program, primarily for Delphi and Visteon.

Our "Other" business unit, which is not a separate reportable segment, remanufactures and distributes domestic and foreign engines and, to a lesser extent, distributes domestic remanufactured transmissions from regional distribution points primarily to independent aftermarket customers.

We evaluate the performance of each segment based upon income from operations. The reportable segments and the "Other" business unit are each managed and measured separately primarily due to the differing customers, production processes, products sold and distribution channels.

RESULTS OF OPERATIONS

The following table sets forth financial statement data expressed as a percentage of net sales.

Year ended December 31,	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	65.5	64.9	66.7
Special charges	–	0.1	2.5
Gross profit	34.5	35.0	30.8
SG&A expense	14.5	15.2	15.4
Amortization of intangible assets	0.1	1.3	1.4
Special (credits) charges	(0.1)	1.3	6.2
Income from operations	20.0	17.2	7.8
Interest income	0.7	0.4	0.1
Other income, net	–	0.2	–
Equity in losses of investee	(0.1)	–	–
Interest expense	(3.0)	(5.7)	(6.7)
Income from continuing operations before income taxes and extraordinary items	17.6	12.1	1.2
Income tax expense	6.1	4.6	0.6
Income from continuing operations before extraordinary items	11.5%	7.5%	0.6%

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Income from continuing operations before extraordinary items increased $18.5 million, or 62.7%, to $48.0 million ($1.99 per diluted share) in 2002 from $29.5 million ($1.40 per diluted share) in 2001.

Our results include the following special items for 2002:

- $1.9 million (net of tax), or $0.08 per diluted share, for certain non-operating income items primarily related to income tax refunds and associated interest income which we do not expect to recognize in future periods; and
- $0.2 million (net of tax), or $0.01 per diluted share, of income for an adjustment to previously recorded special charges,

and the following special items for 2001:

- $3.4 million (net of tax), or $0.16 per diluted share, of expense for amortization of intangibles with no comparable expense in 2002 due to the adoption of SFAS No. 142 on January 1, 2002, pursuant to which we no longer recognize goodwill amortization;
- $3.3 million (net of tax), or $0.16 per diluted share, of special charges, see "Special Charge" discussion below; and
- $0.6 million (net of tax), or $0.03 per diluted share, gain related to the sale of the preferred stock of the Distribution Group, which we received in 2000 as partial consideration for the sale of that business.

Excluding these items, the increase is primarily attributable to revenue growth and improved profitability in our Logistics segment and to a lesser extent in our Drivetrain Remanufacturing segment combined with a reduction in interest expense, partially offset by reduced engines volume in our independent aftermarket business.

NET SALES Net sales increased $22.5 million, or 5.7%, to $415.9 million for 2002 from $393.4 million for 2001. This increase was driven primarily by:

- an increase in sales of remanufactured transmissions to Ford, driven by growth in the installed base, a relatively harsh summer and an improvement in customer fill-rate that resulted in the capture of previously lost sales;
- an increase in sales to General Motors of approximately $9 million related to a new program that began in July 2002, under which we bill General Motors for previously consigned direct materials costs plus a fee for materials management and inventory carrying costs;
- an increase in sales for value-added warehouse and distribution services to AT&T Wireless, driven by continued growth in the market for cellular phones and services;
- an increase in sales of new engines and related parts to Ford Power Products in support of certain fleet programs;

- an increase in sales to General Motors and Delphi for electronics remanufacturing and logistics support associated with the OnStar telematics program that began in the third quarter of 2001; and
- an increase in sales for core management services provided to Ford under a new core management program we were awarded in 2001,

partially offset by:

- a decrease in sales of remanufactured engines to the independent aftermarket primarily attributable to a general softness in demand believed to be driven by general economic conditions, which include the continuation of new car incentives, a reduction in used car values and a corresponding increase in the utilization of salvage engines, combined with an unusually mild winter;
- a decrease in sales of remanufactured transmissions to DaimlerChrysler due to an unusually mild winter, and a disruption of market demand resulting from an OEM-to-dealer price increase primarily impacting post-warranty sales. This decrease was partially offset by a lessening of the impact of DaimlerChrysler's ongoing inventory reductions, whereby DaimlerChrysler reduced its inventory levels by approximately six weeks in 2001 but only by approximately two weeks in 2002. We estimate DaimlerChrysler's inventory level to currently be at about five weeks;
- a decrease in sales of remanufactured radios, instrument display clusters and other electronic components; and
- a decrease in sales of remanufactured electronic engine control modules as a result of our exit from that product line.

Sales to Ford accounted for 37.0% and 34.6%, DaimlerChrysler accounted for 22.4% and 24.7% and AT&T Wireless accounted for 18.5% and 17.6% of our revenues for 2002 and 2001, respectively.

GROSS PROFIT Gross profit increased $5.7 million, or 4.1%, to $143.5 million for 2002 from $137.8 million for 2001. This increase was primarily the result of the changes in volume and mix of revenues described above coupled with the benefits of our Lean and Continuous Improvement initiatives and other cost reduction programs. As a percentage of net sales, gross profit decreased to 34.5% in 2002 from 35.0% for 2001. This decrease is primarily the result of the billing to General Motors of approximately $9 million of direct material costs, which were previously consigned, with a slightly smaller amount reflected in cost of goods sold.

SG&A EXPENSE SG&A expense increased $0.5 million, or 0.8%, to $60.4 million for 2002 from $59.9 million for 2001. As a percentage of net sales, SG&A expense decreased to 14.5% for 2002 from 15.2% for 2001. The increase results primarily from spending in support of the General Motors materials management program, the Ford core management program and our initiative to penetrate the independent aftermarket for remanufactured transmissions, largely offset by benefits from our cost reduction initiatives.

AMORTIZATION OF INTANGIBLE ASSETS Amortization of intangible assets decreased $4.7 million to $0.3 million for 2002 from $5.0 million for 2001. We no longer amortize goodwill due to the application of SFAS No. 142.

SPECIAL (CREDITS) CHARGES During 2002, we recorded income of $0.3 million ($0.2 million net of tax) from the adjustment of provisions previously established (i) primarily for asset write-downs related to the shutdown of our remanufactured automotive electronic control modules operation where actual recoveries from the sale of assets were favorable to original estimates and (ii) for severance and related costs primarily related to the consolidation of our information systems groups that are no longer expected to be incurred. Additionally, we recorded a gain of $0.8 million for the partial reversal of a previously established provision related to the Drivetrain Remanufacturing segment for a potential non-income state tax liability whose maximum exposure has been reduced, offset by a special charge of $0.8 million related to the Drivetrain Remanufacturing segment for a retroactive insurance premium adjustment related to 1998 and 1999 self-insured workers' compensation claims.

During 2001, we recorded $5.3 million of special charges ($3.3 million net of tax) including $2.4 million for the Drivetrain Remanufacturing segment, $2.4 million for the Logistics segment and $0.5 million for consolidation of our two information systems groups. The $2.4 million related to the Drivetrain Remanufacturing segment consisted of $1.6 million of severance and related costs for 35 people, primarily associated with the de-layering of certain management functions and $0.8 million of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment. The $2.4 million of special charges in the Logistics segment consisted of $1.9 million of costs related to the shutdown of our remanufactured automotive electronic control modules product line and $0.5 million of severance and related costs for eight people primarily associated with the upgrade of certain management functions within the segment. The $0.5 million related to our two information systems groups was related to severance costs for four people primarily associated with the consolidation of those functions.

As an ongoing part of our planning process, we continue to identify and evaluate areas where cost efficiencies can be achieved through consolidation of redundant facilities, outsourcing functions or changing processes or systems. Implementation of any of these could require us to incur special charges, which would be offset over time by the projected cost savings.

INCOME FROM OPERATIONS Income from operations increased $15.4 million, to $83.1 million for 2002 from $67.7 million for 2001. This increase is primarily attributable to a $5.6 million decrease in special charges (credits) for 2002 as compared to 2001 and a $4.7 million decrease in amortization of intangibles for 2002 as compared to 2001 due to the adoption of SFAS No. 142, combined with revenue growth and the benefit of cost reduction initiatives, partially offset by the increase in SG&A expense in support of growth initiatives. As a percentage of net sales, income from operations increased to 20.0% in 2002 from 17.2% in 2001.

INTEREST INCOME Interest income increased $1.3 million, or 86.7%, to $2.8 million for 2002 from $1.5 million for 2001. This increase was primarily due to interest income earned on our increased cash balances invested in cash and cash equivalents during 2002 as compared to 2001. In addition, 2002 includes $0.3 million of interest income from tax refunds recorded during 2002, which we do not expect to recognize in future periods.

OTHER INCOME (EXPENSE), NET Other income (expense) net, decreased $0.7 million, to $0.1 million for 2002 from $0.8 million for 2001. During 2001, we recorded a gain of $0.9 million on the sale of the preferred stock of the Distribution Group, which was received in 2000 as partial consideration for the sale of that business.

EQUITY IN LOSSES OF INVESTEE The loss from our equity investment in our unconsolidated subsidiary increased $0.5 million in 2002 as compared to 2001, primarily due to start-up costs of this business.

INTEREST EXPENSE Interest expense decreased $10.1 million, or 45.1%, to $12.3 million for 2002 from $22.4 million for 2001. This decrease was primarily due to a general decline in interest rates and the use of lower rate debt, combined with a reduction in debt outstanding. In addition, we recorded income of $0.2 million for an interest expense adjustment related to deferred compensation payments associated with the 1997 ATS acquisition that were made during 2002.

INCOME TAX EXPENSE Our effective income tax rate decreased to 34.4% for 2002 from 38.0% in 2001. During 2002, we recorded income, which we do not expect to recognize in future periods, of (i) $0.8 million related to federal and state income tax refunds recorded in 2002 and (ii) $0.7 million related to adjustments to deferred tax liabilities relating to closed tax years. The balance of our effective income tax rate reduction is primarily the result of the adoption of SFAS No. 142 and the impact of tax deductible goodwill, combined with a favorable change in the mix of taxable income generated in states with lower tax rates in 2002 as compared to 2001.

DISCONTINUED OPERATIONS During 2002, we recorded a gain from discontinued operations of $1.3 million related to the sale of the Distribution Group comprised of (i) $1.0 million for an increase in the estimated income tax benefits associated with the sale and (ii) $0.3 million based upon updated information regarding remaining obligations and other costs.

During 2001, we recorded a loss from discontinued operations of $1.0 million, net of income tax benefits of $0.6 million. This charge included the following on a pre-tax basis: (i) $2.7 million in expense for the increase to the estimated loss on the sale of the Distribution Group; (ii) $2.1 million in income for the reversal of the estimated accrued loss on disposal of our independent aftermarket engine business; and (iii) $1.0 million in expense for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required by EITF No. 90-16.

EXTRAORDINARY ITEMS During 2002, we recorded a charge of $2.8 million, net of income tax benefits of $1.7 million, related to (i) the write-off of previously capitalized debt issuance costs and a call premium associated with the early redemption of our 12% senior subordinated notes and (ii) the write-off of previously capitalized debt issuance costs in connection with the termination of our old credit facility.

DRIVETRAIN REMANUFACTURING SEGMENT

The following table presents net sales, segment profit before special charges and goodwill amortization and segment profit expressed in millions of dollars and as a percentage of net sales:

Year ended December 31,	2002		2001	
Net sales	$286.5	100.0%	$266.3	100.0%
Segment profit before special charges and goodwill amortization	$ 51.0	17.8%	$ 46.7	17.5%
Less: Special charges	–		2.4	
Less: Goodwill amortization	–		4.3	
Segment profit	$ 51.0	17.8%	$ 40.0	15.0%

NET SALES Net sales increased $20.2 million, or 7.6%, to $286.5 million for 2002 from $266.3 million for 2001. This increase was driven primarily by:

- an increase in sales of remanufactured transmissions to Ford, driven by growth in the installed base, a relatively harsh summer and an improvement in customer fill-rate that resulted in the capture of previously lost sales;
- an increase in sales to General Motors of approximately $9 million related to a new program that began in July 2002, under which we bill General Motors for previously consigned direct materials costs plus a fee for materials management and inventory carrying costs; and
- an increase in sales of new engines and related parts to Ford Power Products in support of certain fleet programs,

partially offset by:

- a decrease in sales of remanufactured transmissions to DaimlerChrysler due to an unusually mild winter, and a disruption of market demand resulting from an OEM-to-dealer price increase primarily impacting post-warranty sales. This decrease was partially offset by a lessening of the impact of DaimlerChrysler's ongoing inventory reductions, whereby DaimlerChrysler reduced its inventory levels by approximately six weeks in 2001 but by only approximately two weeks in 2002. We estimate DaimlerChrysler's inventory level to currently be at about five weeks.

Sales to Ford accounted for 50.6% and 47.6% of segment revenues for 2002 and 2001, respectively. Sales to DaimlerChrysler accounted for 31.5% and 35.6% of segment revenues for 2002 and 2001, respectively.

SPECIAL CHARGES During 2002, we recorded a gain of $0.8 million for the partial reversal of a previously established provision for a potential non-income state tax liability whose maximum exposure has been reduced, offset by a special charge of $0.8 million related to the Drivetrain Remanufacturing segment for a retroactive insurance premium adjustment related to 1998 and 1999 self-insured workers' compensation claims.

During 2001, we recorded $2.4 million of special charges. The special charges include $1.6 million of severance and related costs primarily associated with the de-layering of certain management functions and $0.8 million of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment.

SEGMENT PROFIT Segment profit increased $11.0 million, or 27.5%, to $51.0 million (17.8% of segment net sales) for 2002 from $40.0 million (15.0% of segment net sales) for 2001. Excluding the special charge and goodwill amortization expense items totaling $6.7 million recorded in 2001, segment profit increased $4.3 million, or 9.2%, between the two periods. The increase was primarily the result of changes in sales volume, price and mix of remanufactured transmissions as referenced above combined with the benefit of cost reductions realized as a result of our Lean and Continuous Improvement program and other cost reduction initiatives, which include avoidance of vendor direct material price increases, engineering gain sharing with customers and other material usage and salvage programs, implementation of cellular and lean manufacturing techniques and process re-engineering.

LOGISTICS SEGMENT

The following table presents net sales, segment profit before special (credits) charges and goodwill amortization and segment profit expressed in millions of dollars and as a percentage of net sales:

Year ended December 31,	2002		2001	
Net sales	$114.2	100.0%	$105.2	100.0%
Segment profit before special (credits) charges and goodwill amortization	$ 36.6	32.0%	$ 29.4	27.9%
Less: Special (credits) charges	(0.2)		2.4	
Less: Goodwill amortization	–		0.5	
Segment profit	$ 36.8	32.2%	$ 26.5	25.2%

NET SALES Net sales increased $9.0 million, or 8.6%, to $114.2 million for 2002 from $105.2 million for 2001. This increase was primarily attributable to:

- an increase in sales for value-added warehouse and distribution services to AT&T Wireless, driven by continued growth in the market for cellular phones and services;
- an increase in sales to General Motors and Delphi for electronics remanufacturing and logistics support associated with the OnStar telematics program that began in the third quarter of 2001;
- an increase in sales for core management services provided to Ford under a new core management program we were awarded in 2001,

partially offset by:

- a decrease in sales of remanufactured radios, instrument display clusters and other electronic components; and
- a decrease in sales of remanufactured electronic engine control modules as a result of our exit from that product line.

Sales to AT&T Wireless accounted for 67.2% and 65.7% of segment revenues for 2002 and 2001, respectively.

SPECIAL (CREDITS) CHARGES During the year ended December 31, 2002, we recorded income of $0.2 million primarily related to the reversal of a provision previously established principally for asset write-downs related to the shutdown of our remanufactured automotive electronic control modules product line where actual recoveries from the sale of assets were favorable to original estimates.

The $2.4 million of special charges recorded during 2001 included the following:

- $1.9 million of costs related to the shutdown of the segment's remanufactured automotive electronic control modules product line including $0.7 million of severance and related costs; $0.6 million related to the write-down of fixed assets; $0.3 million of facility exit and other costs related to the shutdown; $0.2 million related to inventory write-downs; and $0.1 million for the write-down of uncollectible accounts receivable balances; and
- $0.5 million of severance and related costs primarily associated with the upgrade of certain management functions within the segment.

SEGMENT PROFIT Segment profit increased $10.3 million, or 38.9%, to $36.8 million (32.2% of segment net sales) for 2002 from $26.5 million (25.2% of segment net sales) for 2001. Excluding the special charge income item of $0.2 million recorded in 2002 and the special charge and goodwill amortization expense items totaling $2.9 million recorded in 2001, segment profit increased $7.2 million, or 24.5%, between the two periods. The increase was primarily the result of changes in sales volume, price and mix as described above combined with cost reductions and other productivity improvements resulting from the increased use of automation and process reengineering and the implementation of lean manufacturing techniques, partially offset by (i) inefficiencies and other costs associated with the launch and ramp-up of the Ford core management program, (ii) an increase in spending in support of key growth initiatives in the segment, and (iii) a reduction in the inventory shrink performance bonus from AT&T Wireless based on a reduction in the average value of inventory.

OTHER

The following table presents net sales and segment profit (loss) for the independent aftermarket engine and transmission business expressed in millions of dollars and as a percentage of net sales:

Year ended December 31,	2002		2001	
Net sales	$16.6	100.0%	$21.9	100.0%
Segment profit (loss)	$ (4.5)	(27.1)%	$ 1.7	7.8%

NET SALES Net sales decreased $5.3 million, or 24.2%, to $16.6 million for 2002 from $21.9 million for 2001. This decrease was primarily attributable to a general softness in demand for remanufactured engines believed to be driven by general economic conditions, which include the continuation of new car incentives, a reduction in used car values and a corresponding increase in the utilization of salvage engines, combined with a mild winter. Additionally, we experienced a decline in demand for remanufactured engines as a result of a competitor's aggressive price reductions late in the third quarter of 2001. During the first quarter of 2002, we adjusted our prices and have since recaptured and subsequently added to our market share. Furthermore, sales increased $1.6 million from the launch of our initiative to sell remanufactured transmissions directly into the independent aftermarket via this channel.

SEGMENT PROFIT (LOSS) Segment profit (loss) decreased $6.2 million, to a loss of $4.5 million for 2002 from a profit of $1.7 million for 2001. This decrease was primarily the result of:

- the sales volume, price and mix as described above;
- a decline in operating leverage resulting from the volume decline and a reduction in finished goods inventories;
- one-time warranty costs associated with a defective valve seal obtained from a certain supplier;
- the reversing impact of the prior year's inventory valuation allowance adjustment; and
- an increase in cost to support the Company's aftermarket transmissions initiative,

partially offset by cost reductions and other productivity improvements realized as a result of the Company's Lean and Continuous Improvement program and other cost reduction initiatives.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Income from continuing operations increased $27.1 million, to $29.5 million ($1.40 per diluted share) in 2001 from $2.4 million ($0.11 per diluted share) in 2000. During 2001, we recorded $3.3 million (net of tax), or $0.16 per diluted share, of special charges, primarily related to initiatives designed to improve operating efficiencies and reduce costs (see "Special Charges" below) and a $0.6 million (net of tax), or $0.03 per diluted share, gain related to the sale of the preferred stock of the Distribution Group, which we received in 2000 as partial consideration for the sale of that business. During 2000, we recorded $20.4 million (net of tax), or $0.97 per diluted share of special charges primarily related to the write-off of goodwill and the recording of valuation allowances for specified assets associated with our decision to discontinue our independent aftermarket engine business. This business was subsequently retained (see "Discontinued Operations"). Excluding the special charges and the gain on the sale of the preferred stock, this increase was primarily attributable to substantial growth in the Logistics segment, productivity improvements resulting from our Lean and Continuous Improvement program and other cost reduction initiatives and increased profitability in the independent aftermarket engine business, partially offset by reduced margins in the Drivetrain Remanufacturing segment largely related to price and inventory reduction initiatives at certain OEM customers.

NET SALES Net sales increased $20.9 million, or 5.6%, to $393.4 million for 2001 from $372.5 million for 2000. This increase was driven primarily by:

- growth in the Logistics segment, attributable to an increase in sales for value-added warehouse and distribution services, driven by the growth in the market for cellular phones and services;
- growth in the Logistics segment attributable to the ramp-up of the two new programs we were awarded by AT&T Wireless in early 2000, covering the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials, which began generating revenue for us in the second half of 2000; and
- growth in the Drivetrain Remanufacturing segment, primarily related to an increase in sales of remanufactured transmissions to Ford.

This increase was partially offset by a decline in remanufactured transmissions sold to DaimlerChrysler as a result of its inventory reduction initiative, a decline in revenue in the independent aftermarket engine business resulting from a change in the distribution channel for this business and a decline in revenue in the Logistics segment related to the termination of its remanufactured electronic control module product line.

Sales to DaimlerChrysler accounted for 24.7% and 29.6%, Ford accounted for 34.6% and 30.0% and AT&T Wireless accounted for 17.6% and 14.1% of our revenues for 2001 and 2000, respectively.

GROSS PROFIT Gross profit increased $22.9 million, or 19.9%, to $137.8 million for 2001 from $114.9 million for 2000. This increase was primarily the result of increased sales in the Logistics segment and improved productivity as a result of our Lean and Continuous Improvement program and other cost reduction initiatives, partially offset by a decline in gross profit in the Drivetrain Remanufacturing segment resulting from:

- price concessions provided to DaimlerChrysler as a result of their request for supplier participation in their cost reduction initiatives;
- the sales mix of remanufactured transmissions; and
- production inefficiencies resulting from the impact of DaimlerChrysler's and GM's inventory reduction initiatives.

In addition, gross profit increased $8.9 million in 2001 as compared to 2000 as a result of a decrease in special charges. (See "Special Charges" below.)

SG&A EXPENSE SG&A expense increased $2.6 million, or 4.5%, to $59.9 million for 2001 from $57.3 million for 2000. The increase was primarily the result of an increase in spending in support of growth initiatives in the Logistics segment and on our Lean and Continuous Improvement and Customer Delight initiatives, partially offset by a decrease in cost in the independent aftermarket engine business resulting from the elimination of our branch distribution network. As a percentage of net sales, SG&A expense decreased slightly to 15.2% for 2001 from 15.4% for 2000.

AMORTIZATION OF INTANGIBLE ASSETS Amortization of intangible assets decreased $0.3 million, or 5.7%, to $5.0 million for 2001 from $5.3 million for 2000, primarily attributable to the write-off of goodwill related to the independent aftermarket engine business on June 30, 2000.

SPECIAL CHARGES During 2001, we recorded $5.3 million of special charges ($3.3 million net of tax) including $2.4 million for the Drivetrain Remanufacturing segment, $2.4 million for the Logistics segment and $0.5 million for consolidation of our two information systems groups. The $2.4 million related to the Drivetrain Remanufacturing segment consists of $1.6 million of severance and related costs for 35 people, primarily associated with the de-layering of certain management functions and $0.8 million of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment. The $2.4 million of special charges in the Logistics segment are primarily related to a decision to exit an unprofitable product line and include the following:

- $1.9 million of costs related to the shutdown of our remanufactured automotive electronic control modules product line including:
  - $0.7 million of severance and related costs for 118 people;
  - $0.6 million related to the write-down of fixed assets;
  - $0.3 million of facility exit and other costs related to the shutdown;
  - $0.2 million related to inventory write-downs (classified as Cost of Sales – Special Charges); and
  - $0.1 million for the write-down of uncollectible accounts receivable balances; and
- $0.5 million of severance and related costs for eight people primarily associated with the upgrade of certain management functions within the segment.

The $0.5 million related to our two information systems groups is related to severance costs for four people primarily associated with the consolidation of those functions.

During 2000, we recorded $32.6 million of special charges related to the reorganization of our independent aftermarket engine business. These charges included the following:

- $15.6 million for the impairment of goodwill;
- $5.8 million for the write-down of fixed assets to estimated net realizable value;
- $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges);
- $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges);
- $0.9 million for the write-down of uncollectible accounts receivable balances; and
- $0.7 million of exit costs and $0.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

INCOME FROM OPERATIONS Income from operations increased $38.8 million, to $67.7 million for 2001 from $28.9 million for 2000, primarily as a result of the factors described above.

INTEREST INCOME Interest income of $1.5 million and $0.2 million was recorded during 2001 and 2000, respectively, on the 18% senior subordinated promissory note received by us as partial consideration for the sale of the Distribution Group on October 27, 2000.

OTHER INCOME (EXPENSE), NET Other income (expense), net increased $0.9 million to income of $0.8 million in 2001 from a loss of $0.1 million in 2000. This increase was the result the $0.9 million gain recorded during 2001 on the sale of the preferred stock of the Distribution Group, which was received in 2000 as partial consideration for the sale of that business.

INTEREST EXPENSE Interest expense decreased $2.4 million, or 9.7%, to $22.4 million for 2001 from $24.8 million for 2000. This decrease was the result of a general decline in interest rates combined with a reduction in debt outstanding. Interest expense for 2000 of $5.2 million was allocated to discontinued operations based on the actual consideration received from the sale of the Distribution Group.

DISCONTINUED OPERATIONS On August 3, 2000, we adopted a plan to discontinue a segment of our business that we referred to as our independent aftermarket. This segment consisted of the Distribution Group and the independent aftermarket engine business. We planned to sell the Distribution Group by December 31, 2000 and the independent aftermarket engine business by June 30, 2001. Management believed that the planned exit from these businesses, which provided the opportunity to reduce debt and generate a significant tax shelter, offered a strategic opportunity to focus resources on our businesses that were profitable and had greater growth potential. As a result of the decision to exit these businesses, we recorded a charge for the loss on disposal of discontinued operations.

On October 27, 2000, we completed the sale of the Distribution Group to an affiliate of The Riverside Company. Our plan with respect to the independent aftermarket engine business was to restructure and return it to profitability prior to finding a buyer. Our restructuring of our independent aftermarket engine business, which

- eliminated our 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers;
- applied lean manufacturing techniques to improve productivity and reduce manufacturing cost; and
- significantly improved product quality to reduce product warranty cost,

was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, we elected to retain our independent aftermarket engine business. As a result of this decision and in accordance with EITF 90-16, *Accounting for Discontinued Operations Subsequently Retained*, the results of the remanufactured engines business have been reclassified from discontinued operations to continuing operations for all periods presented.

During 2001, we recorded a charge of $1.0 million related to discontinued operations, net of tax benefits of $0.6 million. This charge included the following on a pre-tax basis: $2.7 million in expense for the increase to the estimated loss on the sale of the Distribution Group, $2.1 million in income for the reversal of the estimated accrued loss on disposal of our independent aftermarket engine business and $1.0 million in expense for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

During the year ended December 31, 2000, we recorded a charge of $94.5 million for the loss on disposal of discontinued operations ($92.8 million for the Distribution Group and $1.7 million for our independent aftermarket engine business), net of income tax benefits of $46.9 million. The charge of $94.5 million included the write-off of goodwill, valuation allowances for specified assets, provisions for anticipated operating losses until disposal, and anticipated costs of disposal, including lease terminations, severance, retention and other employee benefits and professional fees. Additionally, the loss from discontinued operations included a loss of $6.4 million, net of income tax benefits of $3.1 million, from the operations of the Distribution Group during the six months ended June 30, 2000, partially offset by $1.6 million of income (net of tax) for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

DRIVETRAIN REMANUFACTURING SEGMENT

The following table presents net sales, segment profit before special charges, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

Year ended December 31,	2001		2000	
Net sales	$266.3	100.0%	$254.3	100.0%
Segment profit before special charges	$ 42.4	15.9%	$ 49.0	19.3%
Less: Special charges	2.4		–	
Segment profit	$ 40.0	15.0%	$ 49.0	19.3%

NET SALES Net sales increased $12.0 million, or 4.7%, to $266.3 million for 2001 from $254.3 million for 2000. This increase was primarily due to an increase in sales of remanufactured transmissions to Ford and Kia and growth in our engine remanufacturing program with Jaguar, partially offset by a decrease in sales of remanufactured transmissions to DaimlerChrysler due to price concessions provided to DaimlerChrysler as a result of their request for supplier participation in DaimlerChrysler's cost reduction initiatives and reduced volume resulting from DaimlerChrysler's inventory reduction initiatives, which reduced their targeted inventories by nearly 50% (from about 13 to 7 weeks). Sales of remanufactured transmissions to General Motors, which increased slightly, were also dampened as a result of their inventory reduction initiatives, which further reduced GM's targeted inventories from about 45 days to 30 days.

Sales to DaimlerChrysler accounted for 35.6% and 42.5% of segment revenues for 2001 and 2000, respectively. Sales to Ford accounted for 47.6% and 40.8% of segment revenues for 2001 and 2000, respectively.

SPECIAL CHARGES During 2001, we recorded $2.4 million of special charges. The special charges include $1.6 million of severance and related costs primarily associated with the de-layering of certain management functions and $0.8 million of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment.

SEGMENT PROFIT Segment profit decreased $9.0 million, or 18.4%, to $40.0 million (15.0% of segment net sales) for 2001 from $49.0 million (19.3% of segment net sales) for 2000. Excluding 2001 special charges of $2.4 million, segment profit decreased $6.6 million, or 13.5%, between the two periods. The decrease was primarily the result of the changes in sales volume, price and mix of remanufactured transmissions as referenced above, combined with production inefficiencies resulting from the impact of DaimlerChrysler's inventory reduction initiatives and project costs related to the re-engineering of our least efficient, highest cost remanufacturing facility, which we believe will drive productivity improvements in the future, partially offset by cost reductions resulting from our Lean and Continuous Improvement program and other cost reduction initiatives.

LOGISTICS SEGMENT

The following table presents net sales, segment profit before special charges, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

Year ended December 31,	2001		2000	
Net sales	$105.2	100.0%	$89.1	100.0%
Segment profit before special charges	$ 28.9	27.5%	$17.4	19.5%
Less: Special charges	2.4		–	
Segment profit	$ 26.5	25.2%	$17.4	19.5%

NET SALES Net sales increased $16.1 million, or 18.1%, to $105.2 million for 2001 from $89.1 million for 2000. This increase was primarily attributable to:

- an increase in sales for value-added warehouse and distribution services, driven by the growth in the market for cellular phones and services;
- an increase in sales attributable to the two new programs we were awarded in early 2000 by AT&T Wireless covering the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials, which began generating revenue in the second half of 2000;
- an increase in sales to General Motors and Delphi for electronics remanufacturing and logistics support associated with a telematics program that we were awarded in 2001; and
- an increase in sales to Ford for core management services under the new program we were awarded in 2001,

partially offset by a decrease in sales of remanufactured electronic control modules as a result of our exit from that product line. Sales to AT&T Wireless accounted for 65.7% and 59.1% of segment revenues for 2001 and 2000, respectively.

SPECIAL CHARGES The $2.4 million of special charges recorded during 2001 included the following:

- $1.9 million of costs related to the shutdown of the segment's remanufactured automotive electronic control modules product line including $0.7 million of severance and related costs; $0.6 million related to the write-down of fixed assets; $0.3 million of facility exit and other costs related to the shutdown; $0.2 million related to inventory write-downs; $0.1 million for the write-down of uncollectible accounts receivable balances; and
- $0.5 million of severance and related costs primarily associated with the upgrade of certain management functions within the segment.

SEGMENT PROFIT Segment profit increased $9.1 million, or 52.3%, to $26.5 million (25.2% of segment net sales) for 2001 from $17.4 million (19.5% of segment net sales) for 2000. Excluding special charges of $2.4 million recorded in 2001, segment profit increased $11.5 million, or 66.1%, between the two periods. The increase was primarily the result of changes in sales volume and mix as referenced above combined with cost reductions and other productivity improvements resulting from the increased use of automation and the implementation of lean manufacturing concepts, partially offset by an increase in spending in support of our key growth initiatives in the segment.

OTHER

The following table presents net sales, segment profit (loss) before special charges, special charges and segment profit (loss) for the independent aftermarket engine business expressed in millions of dollars and as a percentage of net sales:

Year ended December 31,	2001		2000	
Net sales	$21.9	100.0%	$ 29.1	100.0%
Segment profit (loss) before special charges	$ 1.7	7.8%	$ (4.9)	(16.8)%
Less: Special charges	–		32.6	
Segment profit (loss)	$ 1.7	7.8%	$(37.5)	(128.9)%

NET SALES Net sales decreased $7.2 million, or 24.7%, to $21.9 million for 2001 from $29.1 million for 2000. This decrease was attributable to a decline in sales of remanufactured engines, resulting primarily from a change in our distribution method from a branch network to regional distribution centers.

SPECIAL CHARGES During 2000, we recorded $32.6 million of special charges related to the original decision to discontinue the independent aftermarket engine business. These charges included the following:

- $15.6 million for the impairment of goodwill;
- $5.8 million for the write-down of fixed assets to estimated net realizable value;
- $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges);

- $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges);
- $0.9 million for the write-down of uncollectible accounts receivable balances; and
- $0.7 million of exit costs and $0.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

SEGMENT PROFIT (LOSS) Segment profit (loss) increased $6.6 million, to a profit of $1.7 million for 2001 from a loss of $4.9 million before special charges of $32.6 million for 2000. This increase was primarily the result of cost reduction initiatives implemented in the independent aftermarket engine business in the latter part of 2000 and the first half of 2001 including the application of lean manufacturing techniques to improve productivity and reduce manufacturing cost, a change in the distribution method from a branch network to regional distribution centers and a reduction of product warranty expense. During 2001, we recognized a reduction in cost of goods sold of approximately $0.8 million, primarily associated with the remaining inventory valuation allowances that were established in 2000 related to our original decision to discontinue the independent aftermarket engine business in 2000.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW AND CAPITAL EXPENDITURES

We had total cash and cash equivalents on hand of $65.5 million at December 31, 2002, representing a net increase in cash and cash equivalents of $64.9 million in 2002. Net cash provided by operating activities from continuing operations was $77.7 million in 2002. Net cash used in investing activities from continuing operations of $12.8 million included $13.1 million of equipment purchases and facility improvements, partially offset by $0.3 million in proceeds from the sale of fixed assets. Net cash provided by financing activities of $0.7 million includes $42.0 million from the public offering of common stock completed in March 2002, net borrowings of $79.7 million made on the old and new credit facilities and $5.4 million of proceeds from the exercise of stock options and warrants (net of costs related to the secondary shelf offering completed in August 2002), partially offset by $112.6 million used to redeem our 12% senior subordinated notes in April 2002, $6.1 million of payments for debt issuance costs related to our new credit facility (see discussion below), $3.6 million of treasury stock purchases, $3.0 million in payment of amounts related to an acquired company (see discussion below) and $1.1 million of payments on capital lease obligations.

Our capital expenditures from continuing operations in 2002 were $13.1 million, consisting of:

- $4.1 million primarily related to computer systems and machinery and equipment to support growth and productivity initiatives in the Logistics segment;
- $8.9 million for additional transmission remanufacturing and test equipment and other improvements to support increases in productivity and efficiency in a number of our remanufacturing plants within our Drivetrain Remanufacturing segment; and
- $0.1 million primarily related to equipment to support growth in our overall infrastructure.

LIQUIDITY AND CAPITAL RESOURCES – OTHER

For 2003, we have budgeted $20 million for capital expenditures, primarily to support new business, capacity expansion and cost reduction initiatives in each of our businesses.

Under the terms of our 1997 acquisition of ATS Remanufacturing (which remanufactures transmissions for General Motors), we are required to make payments to the seller and to other key individuals on each of the first 14 anniversaries of the closing date. Through December 31, 2002, we had made $7.4 million of these payments (including $3.0 million paid in August 2002 consisting of $1.6 million in payments of deferred compensation and $1.4 million in payments of amounts due to the seller). Substantially all of the remaining nine payments, which aggregate to approximately $10.7 million (present value of $9.8 million as of December 31, 2002), are contingent upon the attainment of certain sales to General Motors, which we believe have a substantial likelihood of being attained.

FINANCING

On February 8, 2002, we executed a credit agreement and related security agreement in connection with a credit facility. The credit facility provides for (i) a $75.0 million, five-year term loan payable in quarterly installments in increasing amounts over the five-year period, (ii) a $95.0 million, six-year, two-tranche term loan payable in quarterly installments over the six-year period (with approximately 96% of the outstanding balance payable in the sixth year) and an annual excess cash flow sweep payable as defined in the credit agreement (see prepayment amounts below) and (iii) a $50.0 million, five-year revolving credit facility. The credit facility also provides for the addition of one or more optional term loans of up to $100.0 million in the aggregate, subject to certain conditions (including the receipt from one or more lenders of the additional commitments that may be requested) and achievement of certain financial ratios.

At our election, amounts advanced under the credit facility will bear interest at either (i) the Alternate Base Rate plus a specified margin or (ii) the Eurodollar Rate plus a specified margin. The Alternate Base Rate is equal to the highest of (a) the lender's prime rate, (b) the lender's base CD rate plus 1.00% or (c) the federal funds effective rate plus 0.50%. The applicable margins for both Alternate Base Rate and Eurodollar Rate loans are subject to quarterly adjustments based on our leverage ratio as of the end of the four fiscal quarters then completed. As of December 31, 2002, the margins for the $75.0 million term loan and the $50.0 million revolving facility were 1.25% for Alternate Base Rate loans and 2.25% for Eurodollar Rate loans. For the $95.0 million term loan, the margins were 2.00% for Alternate Base Rate loans and 3.00% for Eurodollar Rate loans as of December 31, 2002.

On March 8, 2002, we completed a public offering of 2,760,000 shares of our common stock at a price to the public of $16.50 per share. Also on March 8, 2002, the closing date of our credit facility, we borrowed $40.0 million under the term loan portion and $15.0 million under the revolving portion and used a portion of those proceeds, together with the $42.0 million of proceeds from our public stock offering, after deducting underwriting discounts, commissions and other offering expenses, to repay the entire $82.7 million balance outstanding under our prior bank credit facility.

On April 8, 2002, we redeemed the entire $110.4 million principal balance of our 12% senior subordinated notes at 102% plus accrued and unpaid interest. The redemption was funded by borrowings made under our credit facility.

On November 21, 2002, we made an optional prepayment of $6.0 million, representing a portion of the excess cash flow sweep payable in connection with the first anniversary of the credit agreement. The $4.5 million balance of the excess cash flow sweep was paid on February 11, 2003.

In addition, during the fourth quarter of 2002, we resumed our stock buyback program (initially commenced in January 2001) and purchased 322,400 shares of our common stock at an average price of $11.27 per share. As of December 31, 2002, there are up to 1,238,263 shares remaining for purchase under this program, subject to certain annual limitations imposed by the terms of our credit agreement, which for 2003 is $8.0 million.

As of December 31, 2002, our borrowing capacity under the revolving portion of the new credit facility was $46.5 million. In addition, we had cash and cash equivalents on hand of $65.5 million at December 31, 2002.

As part of an ownership agreement we have for a 45% interest in an unconsolidated subsidiary, we have given the subsidiary's bank a $0.9 million letter of credit in the event of the subsidiary's default on outstanding debt.

During 2001, we entered into a revolving credit agreement with HSBC Bank Plc, providing £1.0 million to finance the working capital requirements of our U.K. subsidiary. Amounts advanced are secured by substantially all the assets of our U.K. subsidiary. In addition, HSBC Bank may at any time demand repayment of all sums owing. Interest is payable monthly at the HSBC Bank prime lending rate plus 1.50%. As of December 31, 2002, there were no amounts outstanding under this line of credit.

As of December 31, 2002 we had approximately $49 million in federal and state net operating loss carryforwards available as an offset to future taxable income.

We believe that cash on hand, cash flow from operations and existing borrowing capacity will be sufficient to fund ongoing operations and budgeted capital expenditures. In pursuing future acquisitions, we will continue to consider the effect any such acquisition costs may have on liquidity. In order to consummate such acquisitions, we may need to seek funds through additional borrowings or equity financing.

IMPACT OF NEW ACCOUNTING STANDARDS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 requires that certain gains and losses on extinguishments of debt be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. This statement also amends SFAS No. 13, *Accounting for Leases*, to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, SFAS No. 145 rescinded SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections to various FASB pronouncements. We will be required to adopt SFAS No. 145 on January 1, 2003, and will reclassify extraordinary items to continuing operations. See "Notes to Consolidated Financial Statements" – Note 19.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146, which requires that a liability for a cost associated with an exit or disposal activity be recognized in the period in which the liability is incurred, is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a significant effect on our results of operations or our financial position.

INFLATION; LACK OF SEASONALITY

Although we are subject to the effects of changing prices, the impact of inflation has not been a significant factor in results of operations for the periods presented. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase our costs in the future. Historically, there has been little aggregate seasonal fluctuation in our business.

ENVIRONMENTAL MATTERS

See "Notes to Consolidated Financial Statements"–Note 16 for a discussion of environmental matters relating to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

DERIVATIVE FINANCIAL INSTRUMENTS We do not hold or issue derivative financial instruments for trading purposes. We use derivative financial instruments to manage our exposure to fluctuations in interest rates. Neither the aggregate value of these derivative financial instruments nor the market risk posed by them is material to our business. We use interest rate swaps to convert variable rate debt to fixed rate debt to reduce volatility risk. For additional discussion regarding our use of such instruments, see "Notes to Consolidated Financial Statements"–Note 13.

INTEREST RATE EXPOSURE Based on our overall interest rate exposure during the year ended December 31, 2002 and assuming similar interest rate volatility in the future, a near-term (12 months) change in interest rates would not materially affect our consolidated financial position, results of operation or cash flows. Interest rate movements of 10% would not have a material effect on our financial position, results of operation or cash flows.

FOREIGN EXCHANGE EXPOSURE We have one foreign operation that exposes us to translation risk when the local currency financial statements are translated to U.S. dollars. Since changes in translation risk are reported as adjustments to stockholders' equity, a 10% change in the foreign exchange rate would not have a material effect on our financial position, results of operation or cash flows.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS AFTERMARKET TECHNOLOGY CORP.

We have audited the accompanying consolidated balance sheets of Aftermarket Technology Corp. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aftermarket Technology Corp. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

ERNST & YOUNG LLP

Chicago, Illinois
February 6, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS | IN THOUSANDS, EXCEPT PER SHARE DATA

For the years ended December 31,	2002	2001	2000
Net sales	$415,902	$393,381	$372,493
Cost of sales	272,360	255,360	248,438
Special charges	—	216	9,134
Gross profit	143,542	137,805	114,921
Selling, general and administrative expense	60,370	59,939	57,331
Amortization of intangible assets	333	5,028	5,255
Special (credits) charges	(277)	5,114	23,450
Income from operations	83,116	67,724	28,885
Interest income	2,769	1,524	234
Other income (expense), net	87	787	(60)
Equity in losses of investee	(575)	(33)	—
Interest expense	(12,280)	(22,377)	(24,770)
Income from continuing operations, before income taxes and extraordinary items	73,117	47,625	4,289
Income tax expense	25,141	18,098	1,883
Income from continuing operations before extraordinary items	47,976	29,527	2,406
Gain (loss) from discontinued operations, net of income taxes	1,279	(959)	(99,289)
Income (loss) before extraordinary items	49,255	28,568	(96,883)
Extraordinary items, net of income taxes	(2,828)	—	—
Net income (loss)	$ 46,427	$ 28,568	$ (96,883)
Per common share – basic:			
Income from continuing operations before extraordinary items	$ 2.04	$ 1.44	$ 0.12
Gain (loss) from discontinued operations	0.06	(0.05)	(4.81)
Extraordinary items	(0.12)	—	—
Net income (loss)	$ 1.98	$ 1.39	$ (4.69)
Per common share – diluted:			
Income from continuing operations before extraordinary items	$ 1.99	$ 1.40	$ 0.11
Gain (loss) from discontinued operations	0.05	(0.04)	(4.69)
Extraordinary items	(0.12)	—	—
Net income (loss)	$ 1.92	$ 1.36	$ (4.58)

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

December 31,	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 65,504	$ 555
Accounts receivable, net	49,283	55,816
Inventories	70,262	68,970
Prepaid and other assets	4,891	5,305
Deferred income taxes	26,106	26,508
Total current assets	216,046	157,154
Property, plant and equipment, net	54,616	52,577
Debt issuance costs, net	5,152	3,008
Goodwill	168,229	168,049
Intangible assets, net	819	1,145
Deferred income taxes	—	5,590
Other assets	9,168	9,335
Total assets	$454,030	$396,858

December 31,	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 37,963	$ 42,507
Accrued expenses	29,996	39,096
Income taxes payable	847	2,622
Credit facility	15,805	14,700
Capital lease obligation	678	1,121
Amounts due to sellers of acquired companies	2,261	2,450
Deferred compensation	154	1,958
Liabilities of discontinued operations	330	1,375
Total current liabilities	88,034	105,829
12% Series B and D Senior Subordinated Notes	—	110,852
Amount drawn on credit facility, less current portion	139,111	60,500
Amounts due to sellers of acquired companies, less current portion	6,474	7,269
Deferred compensation, less current portion	912	1,400
Capital lease obligation, less current portion	284	897
Other long-term liabilities	370	776
Deferred income taxes	12,410	—
Stockholders' Equity:		
Preferred stock, $.01 par value; shares authorized – 2,000,000; none issued	—	—
Common stock, $.01 par value; shares authorized – 30,000,000; Issued – 25,145,523 and 21,446,396 (including shares held in treasury)	251	214
Additional paid-in capital	193,869	141,298
Retained earnings and (accumulated deficit)	20,595	(25,832)
Accumulated other comprehensive loss	(309)	(2,008)
Common stock held in treasury, at cost (933,737 and 611,337 shares)	(7,971)	(4,337)
Total stockholders' equity	206,435	109,335
Total liabilities and stockholders' equity	$454,030	$396,858

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS IN THOUSANDS

For the years ended December 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ 46,427	$ 28,568	$(96,883)
Adjustments to reconcile net income (loss) to net cash provided by operating activities – continuing operations:			
Net loss (gain) from discontinued operations	(1,279)	959	99,289
Extraordinary items	2,828	—	—
Asset impairment loss	—	—	27,626
Depreciation and amortization	10,935	14,019	12,991
Amortization of debt issuance costs	1,211	1,354	1,238
Adjustments to provision for losses on accounts receivable	338	(91)	348
Loss on sale of equipment	7	150	144
Gain on sale of preferred stock received from sale of a business	—	(931)	—
Deferred income taxes	18,364	12,667	13,386
Changes in operating assets and liabilities, net of businesses discontinued/sold:			
Accounts receivable	6,713	5,724	(11,848)
Inventories	(879)	(13,590)	(7,950)
Prepaid and other assets	782	2,059	(4,563)
Accounts payable and accrued expenses	(7,777)	(1,781)	9,715
Net cash provided by operating activities – continuing operations	77,670	49,107	43,493
Net cash used in operating activities – discontinued operations	(614)	(2,798)	(13,667)
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(13,103)	(13,516)	(11,682)
Investment in a joint venture	—	(182)	—
Proceeds (refund of proceeds) from sale of a business	—	(3,675)	60,079
Proceeds from sale of preferred stock received from sale of a business	—	2,860	—
Proceeds from sale of equipment	323	61	103
Net cash provided by (used in) investing activities – continuing operations	(12,780)	(14,452)	48,500
Net cash used in investing activities – discontinued operations	—	—	(2,700)

For the years ended December 31,	2002	2001	2000
FINANCING ACTIVITIES:			
Borrowings (payments) on credit facility, net	79,716	(31,500)	(79,859)
Payments on bank line of credit, net	—	—	(543)
Payment of debt issuance costs	(6,064)	(201)	(144)
Redemption of senior subordinated notes	(112,593)	—	—
Sale of common stock, net of offering costs	42,012	—	—
Payments on capital lease obligation	(1,134)	(875)	(65)
Proceeds from exercise of stock options and warrants	5,444	1,908	434
Purchase of common stock for treasury	(3,634)	(2,343)	—
Payments on amounts due to sellers of acquired companies	(1,392)	(486)	(1,173)
Payments of deferred compensation related to acquired company	(1,639)	—	(700)
Net cash provided by (used in) financing activities	716	(33,497)	(82,050)
Effect of exchange rate changes on cash and cash equivalents	(43)	160	(10)
Increase (decrease) in cash and cash equivalents	64,949	(1,480)	(6,434)
Cash and cash equivalents at beginning of year	555	2,035	8,469
Cash and cash equivalents at end of year	$ 65,504	$ 555	$ 2,035
Cash paid (refunded) during the year for:			
Interest	$ 15,442	$ 20,100	$ 29,203
Income taxes, net	1,155	(2,131)	3,856
Supplemental disclosures of non-cash activity:			
Debt issued for capital lease obligation	—	2,711	—
Sale of business – note and preferred stock received	—	—	10,294

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

IN THOUSANDS, EXCEPT SHARE DATA

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated[1] Other Comprehensive Income (Loss)	Common Stock in Treasury	Total
Balance at January 1, 2000	$ —	$206	$135,894	$ 42,483	$ (445)	$(1,994)	$176,144
Issuance of 310,746 shares of common stock from exercise of stock options and warrants	—	3	988	—	—	—	991
Net loss	—	—	—	(96,883)	—	—	(96,883)
Translation adjustments	—	—	—	—	(13)	—	(13)
Comprehensive loss							(96,896)
Balance at December 31, 2000	—	209	136,882	(54,400)	(458)	(1,994)	80,239
Issuance of 522,886 shares of common stock from exercise of stock options and warrants	—	5	4,416	—	—	—	4,421
Purchase of 439,337 shares of common stock for treasury	—	—	—	—	—	(2,343)	(2,343)
Net income	—	—	—	28,568	—	—	28,568
Derivative financial instruments, net of income taxes	—	—	—	—	(419)	—	(419)
Translation adjustments	—	—	—	—	(1,131)	—	(1,131)
Comprehensive income							27,018
Balance at December 31, 2001	—	214	141,298	(25,832)	(2,008)	(4,337)	109,335

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated[1] Other Comprehensive Income (Loss)	Common Stock in Treasury	Total
Balance at December 31, 2001	—	214	141,298	(25,832)	(2,008)	(4,337)	109,335
Issuance of 2,760,000 shares of common stock from public offering	—	28	41,984	—	—	—	42,012
Issuance of 939,127 shares of common stock from exercise of stock options and warrants	—	9	10,587	—	—	—	10,596
Purchase of 322,400 shares of common stock for treasury	—	—	—	—	—	(3,634)	(3,634)
Net income	—	—	—	46,427	—	—	46,427
Derivative financial instruments, net of income taxes	—	—	—	—	182	—	182
Translation adjustments	—	—	—	—	1,517	—	1,517
Comprehensive income							48,126
Balance at December 31, 2002	$ —	$251	$193,869	$ 20,595	$ (309)	$(7,971)	$206,435

[1] At December 31, 2002, the accumulated other comprehensive loss includes $237 and $72 for derivative financial instruments and translation adjustments, respectively.

See accompanying notes.

NOTE 1 THE COMPANY

The Company has two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to Ford, DaimlerChrysler, General Motors and several foreign Original Equipment Manufacturers ("OEMs"), primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The Company's Logistics segment is comprised of three operating units: (i) a provider of value-added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; (ii) a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors and Mazda; and (iii) an automotive electronic components remanufacturing and distribution business, primarily for Delphi and Visteon. The Company's "Other" business unit, which is not reportable for segment reporting purposes, remanufactures and distributes domestic and foreign engines and, to a lesser extent, distributes domestic remanufactured transmissions from regional distribution points primarily to independent aftermarket customers. Established in 1994, the Company maintains manufacturing facilities and logistics operations in the United States and a manufacturing facility in the United Kingdom.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of new and used transmission parts, cores and finished goods. Consideration is given to deterioration, obsolescence and other factors in evaluating the estimated market value of inventory based upon management's judgment and available information.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including amounts capitalized under capital leases, are stated at cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets for financial reporting purposes, as follows: three to ten years for machinery and equipment, three to six years for autos and trucks, three to ten years for furniture and fixtures and up to 40 years for buildings and leasehold improvements. Depreciation and amortization expense was $10,602, $8,991 and $7,737 for the years ended December 31, 2002, 2001 and 2000, respectively.

INTERNAL USE COMPUTER SOFTWARE

The Company accounts for these costs in accordance with the provisions of Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the Company expenses costs incurred in the preliminary stage and, thereafter, capitalizes costs incurred in developing or obtaining internal use software and Web site development. Such capitalized costs are included in property, plant and equipment and are amortized over a period of not more than five years.

FOREIGN CURRENCY TRANSLATION

The functional currency for the Company's foreign operations is the applicable local currency. Accordingly, all balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, and income statement amounts have been translated using the average exchange rates for the year. The translation adjustments resulting from the changes in exchange rates have been reported separately as a component of stockholders' equity. The effects of transaction gains and losses, which were reported in income, were not material for the periods presented.

DEBT ISSUANCE COSTS

Debt issuance costs incurred in connection with the Credit Facility (see Note 9 – Credit Facility) are being amortized over the life of the respective debt using a method which approximates the interest method. Debt issuance costs are reflected net of accumulated amortization of $925 and $5,962 at December 31, 2002 and 2001, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Transitional impairment tests of goodwill made by the Company during the quarter ended March 31, 2002 and annual impairment tests made during the quarter ended September 30, 2002, did not require adjustment to the carrying value of its goodwill. Per the provisions of SFAS No. 142, the Company's definite lived intangible assets, consisting primarily of non-compete agreements, are amortized over their useful lives. (See Note 7 – Goodwill and Intangible Assets.)

OTHER ASSETS – LONG TERM

As part of the proceeds from the sale of ATC Distribution Group, Inc. ("Distribution Group") (see Note 3 – Discontinued Independent Aftermarket Segment), the Company received from the buyer a senior subordinated promissory note, as amended, at a stated rate of 18%, with a principal amount of $10,050 and a discounted value of $8,365 ("18% Buyer Note"). The 18% Buyer Note, which matures on October 28, 2005, bears interest at (i) 15% per annum compounded semi-annually

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

due and payable in arrears semi-annually on April 27 and October 27 of each year or until the principal amount is paid in full and (ii) 3% per annum compounded semi-annually due and payable in full at the earlier of the maturity date or the date on which the principal amount is paid in full. During the years ended December 31, 2002, 2001 and 2000, $1,807, $1,515 and $228 of interest income was recorded on the 18% Buyer Note, respectively. The 18% Buyer Note is classified as a part of other assets in the accompanying balance sheet.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of accounts receivable from its customers including Ford, DaimlerChrysler, General Motors and AT&T Wireless Services, which are located throughout the United States and, to a lesser extent, the United Kingdom. The credit risk associated with the Company's accounts receivable is mitigated by its credit evaluation process, although collateral is not required. The Company grants credit to certain customers who meet pre-established credit requirements.

Accounts receivable is reflected net of an allowance for doubtful accounts of $1,320 and $1,207 at December 31, 2002 and 2001, respectively.

REVENUE RECOGNITION

Revenues are recognized at the time of shipment to the customer, which is generally when title passes, or as services are performed. In addition, the Company includes the reimbursements of certain costs by its customers separately as revenues and expenses in its Statements of Operations.

WARRANTY COST RECOGNITION

The Company accrues for estimated warranty costs as sales are made.

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for the stock options granted to employees and directors. Accordingly, employee and director compensation expense is recognized only for those options whose price is less than fair market value at the measurement date. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted-average assumptions:

For the years ended December 31,	**2002**	2001	2000
Expected volatility	**44.96%**	86.37%	87.90%
Risk-free interest rates	**3.37%**	4.50%	6.25%
Expected lives	**2.9 years**	4.6 years	5.2 years

Had compensation cost for the Company's Plans (see Note 11 – Stock Options and Warrants) been determined in accordance with SFAS No. 123, the Company's reported income from continuing operations before extraordinary items and earnings per share would have been adjusted to the *pro forma amounts indicated below:*

For the years ended December 31,	2002	2001	2000
Income from continuing operations before extraordinary items:			
As reported	$47,976	$29,527	$2,406
Pro forma	45,707	28,105	913
Basic earnings per common share:			
As reported	$ 2.04	$ 1.44	$ 0.12
Pro forma	1.95	1.37	0.04
Diluted earnings per common share:			
As reported	$ 1.99	$ 1.40	$ 0.11
Pro forma	1.90	1.33	0.04

NEW ACCOUNTING STANDARDS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 requires that certain gains and losses on extinguishments of debt be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. This statement also amends SFAS No. 13, *Accounting for Leases*, to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, SFAS No. 145 rescinded SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*, which addressed the accounting for intangible assets of motor carriers and made numerous technical corrections to various FASB pronouncements. The Company will be required to adopt SFAS No. 145 on January 1, 2003, and will reclassify extraordinary items (see Note 19 – Extraordinary Items) to continuing operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146, which requires that a liability for a cost associated with an exit or disposal activity be recognized in the period in which the liability is incurred, is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a significant effect on the Company's results of operations or its financial position.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the 2002 presentation.

NOTE 3 DISCONTINUED INDEPENDENT AFTERMARKET SEGMENT

During 2000, the Company adopted a plan to discontinue the Independent Aftermarket segments of its business, which contained (*i*) the Distribution Group, a distributor of remanufactured transmissions and related drivetrain components to independent aftermarket customers, and (ii) the Company's domestic remanufactured engines business

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

("Engines") which remanufactured and distributed engines primarily through a branch distribution network to independent aftermarket customers. On October 27, 2000, the Company sold the Distribution Group and on June 25, 2001, the Company elected to retain Engines.

During 2002, based upon updated information regarding obligations and other costs related to the sale of the Distribution Group, the Company revised its estimated loss and recorded income of $275 (net of income taxes of $155). In addition, the Company reduced certain tax contingency reserves associated with the sale of the Distribution Group resulting in a gain of $1,004. The estimated loss on the sale of the Distribution Group and the actual losses from discontinued operations incurred since the measurement date were applied against the accrued loss established effective with the measurement date. The accrual balance as of December 31, 2002 and 2001 of $330 and $1,375, respectively, classified as liabilities of discontinued operations, represents the Company's current estimate of the remaining obligations and other costs related to the sale of the Distribution Group. (See Note 16–Commitments and Contingencies)

The consolidated statements of operations have been reclassified to report the operating results of the Distribution Group business as discontinued operations and, accordingly, such results have been excluded from continuing operations for all periods presented. Net sales from the Distribution Group business were $172,814 for the year ended December 31, 2000. Interest expense for the year ended December 31, 2000 of $5,188 has been allocated to the discontinued operations based on the actual consideration received from the sale of the Distribution Group.

Details of the gain (loss) recorded from discontinued operations, net of the reclassification of the Engines business from discontinued operations to continuing operations, are as follows:

For the years ended December 31,	2002	2001	2000
Loss from operations	$ –	$ –	$ (9,429)
Income tax benefit	–	–	3,061
Loss from operations, net of income taxes	–	–	(6,368)
Estimated gain (loss) from disposal	430	(597)	(141,429)
Reclassification of discontinued operations to continuing operations [1]	–	(961)	2,403
Income tax (expense) benefit	(155)	599	46,105
Adjustment to income tax benefit	1,004	–	–
Gain (loss) from disposal, net of income taxes	1,279	(959)	(92,921)
Gain (loss) from discontinued operations, net of income taxes	$1,279	$(959)	$ (99,289)

(1) Represents the reclassification of the operating results for Engines from discontinued operations to continuing operations as required per Emerging Issues Task Force No. 90-16.

NOTE 4 RELATED-PARTY TRANSACTIONS

Aurora Capital Partners ("ACP"), which controls the Company's largest stockholders, charged to the Company $750 in fees for investment banking services provided in connection with the divestiture of the Distribution Group in 2000 and is presented as discontinued operations in the accompanying financial statements. No such amounts were charged to the Company in 2002 or 2001. In addition, ACP was paid management fees of $476, $549 and $549 in 2002, 2001 and 2000, respectively. In September 2002, the management fee was reduced due to a reduction in ACP's percentage ownership of the Company. The Company reimburses ACP for out-of-pocket expenses incurred in connection with providing management services. ACP is also entitled to various additional fees depending on the Company's profitability or certain significant corporate transactions. No such additional fees were paid in 2002, 2001 or 2000.

As part of the stock purchase agreement between the Company and the buyer of the Distribution Group, the Company received fees for information systems services provided to the buyer. The Company received $255 and $11 for such services during the year ended December 31, 2001 and 2000, respectively. The information systems service agreement between the Company and the buyer of the Distribution Group expired on March 31, 2001. In addition, pursuant to the 18% Buyer Note, interest of $1,508 and $1,508 was received by the Company during the years ended December 31, 2002 and 2001, respectively.

NOTE 5 INVENTORIES

Inventories consist of the following:

December 31,	2002	2001
Raw materials, including core inventories	$56,215	$50,851
Work-in-process	2,365	1,342
Finished goods	11,682	16,777
	$70,262	$68,970

NOTE 6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

December 31,	2002	2001
Land	$ 2,043	$ 2,036
Buildings	11,357	10,721
Machinery and equipment	65,284	52,495
Autos and trucks	1,248	1,293
Furniture and fixtures	2,506	2,472
Leasehold improvements	12,546	12,063
Construction in process	500	4,282
	95,484	85,362
Less: Accumulated depreciation and amortization	(40,868)	(32,785)
	$ 54,616	$ 52,577

Assets recorded under capital leases are included in property, plant and equipment as follows:

December 31,	2002	2001
Machinery and equipment	$2,460	$2,354
Less: Accumulated depreciation and amortization	(843)	(409)
	$1,617	$1,945

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7 GOODWILL AND INTANGIBLE ASSETS

During 2002, the Company made certain payments totaling $1,639 related to the 1997 acquisition of ATS Remanufacturing ("ATS"), which is part of the Drivetrain Remanufacturing segment (see Note 17 – Reportable Segments). According to the terms of the purchase agreement, these payments were primarily variable, based upon the attainment of certain sales levels by the Company to General Motors. As a result, a reduction to goodwill of $583 was recorded based upon the difference between the original estimate and the actual amounts paid. In addition, as a result of changes in the exchange rates used to translate the financial statements of the Company's U.K. subsidiary, which is part of the Drivetrain Remanufacturing segment, goodwill increased $763 during 2002.

As of December 31, 2002 and 2001, the Company's definite lived intangible assets of $819 and $1,145, net of accumulated amortization of $1,046 and $709, respectively, primarily consist of non-compete agreements and continue to be amortized over their useful lives.

Amortization expense for definite lived intangible assets during the years ended December 31, 2002, 2001 and 2000 was $333, $155 and $125. Estimated amortization expense for the five succeeding fiscal years is as follows:

	Estimated Amortization Expense
2003	$299
2004	125
2005	125
2006	125
2007	125

Actual results of operations for the year ended December 31, 2002 and the pro forma results of operations for the years ended December 31, 2001 and 2000 had we applied the non-amortization provisions of SFAS 142 in the prior period are as follows:

For the years ended December 31,	2002	2001	2000
Income from continuing operations before extraordinary items	$47,976	$29,527	$2,406
Add: Goodwill amortization, net of tax	–	3,321	3,387
Adjusted income from continuing operations before extraordinary items	$47,976	$32,848	$5,793
Per common share – basic:			
Income from continuing operations before extraordinary items	$ 2.04	$ 1.44	$ 0.12
Add: Goodwill amortization, net of tax	–	0.16	0.16
	$ 2.04	$ 1.60	$ 0.28
Per common share – diluted:			
Income from continuing operations before extraordinary items	$ 1.99	$ 1.40	$ 0.11
Add: Goodwill amortization, net of tax	–	0.16	0.16
	$ 1.99	$ 1.56	$ 0.27

NOTE 8 ACCRUED EXPENSES

Accrued expenses are summarized as follows:

December 31,	2002	2001
Payroll and related costs	$ 9,515	$10,187
Interest payable	1,758	6,161
Non-income related taxes	1,204	2,760
Warranty	4,721	4,830
Restructuring and other costs	727	3,915
Other	12,071	11,243
	$29,996	$39,096

NOTE 9 CREDIT FACILITY

On February 8, 2002, the Company executed a credit agreement and a related security agreement in connection with a new credit facility (the "Credit Facility"). The Credit Facility provides for (i) a $75,000, five year term loan (the "A-Loan"), with principal payable in quarterly installments in increasing amounts over the five-year period, (ii) a $95,000, six year, two-tranche term loan (the "B-Loans"), with principal payable in quarterly installments over the six-year period (with 96% of the outstanding balance payable in the sixth year) and an annual excess cash flow sweep payable as defined in the credit agreement, and (iii) a $50,000, five year revolving credit facility (the "Revolver"). The Credit Facility also provides for the addition of one or more optional term loans of up to $100,000 in the aggregate (the "C-Loans"), subject to certain conditions (including the receipt from one or more lenders of the additional commitments that may be requested) and achievement of certain financial ratios.

At the Company's election, amounts advanced under the Credit Facility will bear interest at either (i) the Alternate Base Rate ("ABR") plus a specified margin or (ii) the Eurodollar Rate plus a specified margin. The ABR is equal to the highest of (a) the lender's prime rate, (b) the lender's base CD rate plus 1.00% or (c) the federal funds effective rate plus 0.50%. The applicable margins for both ABR and Eurodollar Rate loans are subject to quarterly adjustments based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. As of December 31, 2002, the margins for the A-Loan and Revolver were 1.25% for ABR loans and 2.25% for Eurodollar Rate loans. For the B-Loan, the margins were 2.00% for ABR loans and 3.00% for Eurodollar Rate loans as of December 31, 2002. The interest rates for the optional C-Loans will be determined at the time such loans are provided. Additionally, the Company is required to pay quarterly in arrears a commitment fee equal to 0.50% per annum of the average daily unused portion of the Credit Facility during such quarter. The Company must also reimburse the lenders for certain legal and other costs of the lenders, and pay fees on outstanding letters of credit at a rate per annum equal to the applicable margin then in effect for advances bearing interest at the Eurodollar Rate.

Amounts advanced under the Credit Facility are guaranteed by all of the Company's domestic subsidiaries and secured by substantially all of the Company's assets and its subsidiaries' assets. The Credit Facility contains several covenants, including ones that require the Company to maintain specified levels of net worth, leverage and cash flow coverage and others that limit its ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments, enter new businesses and engage in transactions with the Company's affiliates and affiliates of its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

On March 8, 2002, the Company terminated its old credit facility, which consisted of a $130,000 term loan and a $100,000 line of credit, with the proceeds from the Credit Facility and a public offering of its common stock (see Note 12 – Common and Preferred Stock).

On November 21, 2002, the Company made an optional prepayment of $6,000, representing a portion of the excess cash flow sweep payable in connection with the first anniversary of the credit agreement. The $4,500 balance of the excess cash flow sweep is payable during the first quarter of 2003.

At December 31, 2002, $65,280 and $89,636 were outstanding under the A-Loan and B-Loans portions of the Credit Facility, respectively, and no amounts were outstanding under the Revolver. At December 31, 2001, under the Company's old credit facility which was terminated during 2002, $29,400 and $45,800 were outstanding under the term loan and revolving portions, respectively. In addition, the Company had outstanding letters of credit issued against the Credit Facility totaling $3,524 as of December 31, 2002. At December 31, 2001, the Company had outstanding letters of credit issued against the old credit facility totaling $5,014.

Annual maturities of the Credit Facility are as follows as of December 31, 2002:

2003	$ 15,805
2004	13,908
2005	14,775
2006	19,980
2007	69,193
2008	21,255
	$154,916

NOTE 10 INCOME TAXES

Income tax expense (benefit) from continuing operations consists of the following:

For the years ended December 31,	2002	2001	2000
Current:			
Federal	$ (1,234)	$ 1,835	$ (819)
State	(209)	1,196	185
Foreign	1,139	81	70
Total current	(304)	3,112	(564)
Deferred:			
Federal	24,077	14,066	2,486
State	1,585	671	13
Foreign	(217)	249	(52)
Total deferred	25,445	14,986	2,447
	$25,141	$18,098	$1,883

In addition, the Company has recognized tax benefits related to the exercise of certain non-qualified stock options and the disposition of certain shares pursuant to Incentive Stock Options prior to the expiration of the statutory holding period as an increase in stockholders' equity of $4,706, $1,070 and $411 for the years ended December 31, 2002, 2001 and 2000, respectively.

The reconciliation of income tax expense computed at the U.S. federal statutory tax rates to income tax expense from continuing operations is as follows:

For the years ended December 31,	2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. statutory rates	$25,591	35.0%	$16,670	35.0%	$1,501	35.0%
State income taxes, net of federal tax benefit	1,062	1.5	1,477	3.1	103	2.4
Foreign income taxes	47	0.1	(130)	(0.3)	(495)	(11.5)
Nondeductible goodwill amortization	–	–	236	0.5	232	5.4
Nondeductible expenses	108	0.1	131	0.3	503	11.7
Federal refund	(575)	(0.8)	–	–	–	–
Other	(1,092)	(1.5)	(286)	(0.6)	39	0.9
	$25,141	34.4%	$18,098	38.0%	$1,883	43.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,	2002	2001
Deferred tax assets:		
Inventory obsolescence reserve	$ 1,834	$ 868
Property, plant and equipment	–	94
Product warranty accruals	1,705	1,970
Special charge accruals	577	2,421
Other nondeductible accruals	2,663	1,570
Discontinued operations reserve	127	524
Credit carryforwards	555	1,064
Net operating loss carryforwards	27,577	42,042
Other deferred items	4,119	1,224
Total deferred tax assets	39,157	51,777
Deferred tax liabilities:		
Amortization of intangible assets	14,320	9,720
Property, plant and equipment	1,396	–
Other accruals and deferrals	552	867
Total deferred tax liabilities	16,268	10,587
Valuation allowance	(9,193)	(9,092)
Net deferred tax asset	$13,696	$32,098

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

As of December 31, 2002, the Company had federal and state loss carryforwards of approximately $49,200. These loss carryforwards are available as an offset to the future taxable income of the Company and its subsidiaries. The federal loss carryforward expires in 2020, and the state loss carryforwards expire in varying amounts from 2004 to 2021. The Company also has Alternative Minimum Tax ("AMT") credit carryforwards of approximately $197 available to offset regular income tax payable in future years. The Company, through its subsidiary in the U.K., has surplus Advance Corporate Tax ("ACT") of approximately $358 available as a direct offset to future U.K. tax liability. The Company's AMT credit and surplus ACT can be carried over indefinitely.

A valuation allowance has been established for the tax benefits associated with certain state loss carryforwards as realization is not deemed likely due to limitations imposed by certain states on the Company's ability to utilize these benefits. A valuation allowance has also been established for certain foreign tax benefits due to similar limitations imposed by the foreign tax jurisdiction. During 2002, the valuation allowance increased $101, to $9,193 from $9,092. This increase is attributable to a state tax law change suspending the Company's ability to utilize previously existing net operating loss carryforwards, as well as changes to the valuation of foreign carryovers due to exchange rate fluctuation. The Company believes that, consistent with accounting principles generally accepted in the United States, it is more likely than not that the tax benefits associated with the balance of loss carryforwards and other deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

As of December 31, 2002, there are approximately $2,400 of accumulated unremitted earnings from the Company's U.K. subsidiary with respect to which deferred tax has not been provided as the undistributed earnings of the U.K. subsidiary are indefinitely reinvested.

NOTE 11 STOCK OPTIONS AND WARRANTS

The Company provides stock options to employees, non-employee directors and independent contractors under its 2002 Stock Incentive Plan (the "2002 Plan"), its 2000 Stock Incentive Plan (the "2000 Plan"), its 1998 Stock Incentive Plan (the "1998 Plan") and its 1996 Stock Incentive Plan (the "1996 Plan") (collectively the "Plans"). The Plans provide for granting of non-qualified and incentive stock option awards. Options under the Plans are generally granted at fair value and typically vest over a three to five year period of time, as determined by the Board of Directors. Options under the Plans expire 10 years from the date of grant. The 2002, 2000, 1998 and 1996 Plans authorize the issuance of 1,000,000, 750,000, 1,200,000 and 2,400,000 shares of the Company's common stock, respectively. Options available for grant under the Plans in the aggregate were 500,305, 154,314 and 714,683 as of December 31, 2002, 2001 and 2000, respectively.

A summary of the status of the Company's option plans are presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,226,223	$ 7.82	2,006,819	$ 8.36	1,918,675	$ 7.43
Granted at fair value	459,000	$20.67	744,000	$ 5.96	763,950	$10.93
Granted above fair value	350,000	$30.00	–	$ –	–	$ –
Exercised	(868,951)	$ 6.42	(340,965)	$ 5.60	(196,528)	$ 2.21
Canceled/ forfeited	(154,991)	$11.11	(183,631)	$10.24	(479,278)	$11.26
Outstanding at end of year	2,011,281	$14.97	2,226,223	$ 7.82	2,006,819	$ 8.36
Exercisable at end of year	881,737	$17.66	1,003,817	$ 7.85	976,798	$ 6.14
Weighted-average fair value of options granted during the year:						
At fair value		$ 7.75		$ 4.07		$ 8.44
Above fair value		$ 3.43		$ –		$ –

The following summarizes information about options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Average Remaining Contractual Life	Weighted-Average Exercise Prices	Shares	Weighted-Average Exercise Prices
$ 4.56 - $ 7.00	550,645	8.1 years	$ 4.99	150,335	$ 5.00
$ 7.01 - $12.00	610,716	6.9 years	$10.64	316,311	$10.29
$12.01 - $20.00	168,420	7.4 years	$16.42	65,091	$16.42
$20.01 - $30.00	681,500	9.4 years	$26.55	350,000	$30.00
	2,011,281	8.1 years	$14.97	881,737	$17.66

During 1994, the Company issued warrants to purchase 421,056 shares of common stock at $1.67 per share, the fair value of the common stock on the date of grant. As of December 31, 2002, all of these warrants have been exercised. During the year ended December 31, 2002, 70,176 of these warrants were exercised in a cash transaction. During the years ended December 31, 2001 and 2000, in cashless transactions, 210,528 and 140,352 of these warrants were exercised and 181,921 and 114,218 shares of the Company's common stock were issued, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12 COMMON AND PREFERRED STOCK

On March 8, 2002, the Company completed a public offering of 2,760,000 shares of its common stock at a price to the public of $16.50 per share. The $42,012 of net proceeds from the offering was used, together with borrowings under the Credit Facility, to repay all the indebtedness under the Company's old credit facility on March 8, 2002.

On August 1, 2002, pursuant to a secondary shelf offering, certain shareholders of the Company completed the sale of 4,500,000 shares of the Company's common stock, for which the Company received no proceeds. In connection with the shelf offering, the Company received net proceeds of $2,610 from the exercise of 448,907 stock options and 70,176 stock warrants.

In October 2002, the Company resumed the stock buyback program initially commenced in January 2001. This program, as approved by the Company's Board of Directors, allows for the purchase of up to an aggregate of 2,000,000 shares of its common stock. Such purchases may be made from time to time in the open market, through privately negotiated transactions or through block purchases. During 2002, the Company purchased 322,400 shares of its common stock at an average price of $11.27 per share. As of December 31, 2002, there are up to 1,238,263 shares remaining for purchase under this program, subject to certain annual limitations imposed by the terms of our credit agreement, which for 2003 is $8,000.

NOTE 13 DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (as amended by SFAS No. 137 and 138) which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive loss, depending on whether a derivative is designated a part of a hedge and, if it is, the type of hedge transaction. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

The Company uses an interest rate swap to convert a portion of its variable rate debt to fixed rate debt to reduce interest rate volatility risk. The swap is based on a notional amount of $15,000 at the fixed interest rate of 5.95% during its term and is scheduled to mature during July 2003. The fair value of the swap is based on the estimated current settlement cost. In accordance with SFAS No. 133, the Company has designated its swap agreement as a cash flow hedge and recorded the fair value of this hedge agreement as part of other comprehensive loss. The following table sets forth the effective portion of changes in the fair value of this derivative:

For the years ended December 31,	**2002**	2001
Transition adjustment as of January 1, 2001	**$ –**	$ (45)
Increase (decrease) in fair value	**311**	(636)
Income taxes	**(129)**	262
Other comprehensive gain (loss), net	**$ 182**	$(419)

The fair value of this derivative as a liability amounted to $370 and $681 at December 31, 2002 and 2001, respectively.

NOTE 14 EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share from continuing operations before extraordinary items:

For the years ended December 31,	2002	2001	2000
Numerator:			
Income from continuing operations before extraordinary items	$47,976	$29,527	$2,406
Denominator:			
Weighted-average common shares outstanding	23,493,092	20,503,936	20,663,102
Effect of dilutive securities:			
Employee stock options and warrants	625,681	554,637	500,387
Denominator for diluted earnings per common share	24,118,773	21,058,573	21,163,489
Basic earnings per common share	$ 2.04	$ 1.44	$ 0.12
Diluted earnings per common share	1.99	1.40	0.11

NOTE 15 EMPLOYEE RETIREMENT PLANS

The Company's defined contribution plans provide substantially all U.S. salaried and hourly employees of the Company an opportunity to accumulate personal funds for their retirement, subject to minimum duration of employment requirements. Contributions are made on a before-tax basis to substantially all of these plans.

As determined by the provisions of each plan, the Company matches a portion of the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $1,433, $1,511 and $998 for the plan years ending in 2002, 2001 and 2000, respectively.

In addition, the Company's subsidiary located in the U.K. provides a voluntary retirement benefits plan for its employees. Company matching contributions to this plan were approximately $212, $329 and $291 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16 COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under various capital and operating lease agreements, which expire on various dates through 2009. Facility leases that expire generally are expected to be renewed or replaced by other leases. Future minimum rental commitments under non-cancelable capital leases and operating leases with terms in excess of one year are as follows:

For the years ended December 31,	Capital Leases	Operating Leases
2003	$ 713	$ 8,869
2004	308	6,207
2005	2	5,060
2006	–	3,915
2007	–	2,535
2008 and thereafter	–	1,814
Total minimum lease payments	1,023	$28,400
Less: Amount representing interest	(61)	
Present value of minimum lease payments	$ 962	

Rent expense for all operating leases approximated $11,068, $8,231 and $7,908 for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001, amounts due to sellers of acquired companies and deferred compensation consist of additional purchase price payable to the seller and to other key individuals of ATS Remanufacturing ("ATS"), acquired in 1997. The ATS acquisition requires the Company to make subsequent payments to the seller and certain other key individuals of ATS on each of the first 14 anniversaries of the closing date. Through December 31, 2002, the Company had made aggregate payments of $7,441 related to the ATS acquisition. Substantially all of the remaining payments to be made in the future, which will aggregate to approximately $10,673 (present value $9,801 as of December 31, 2002), are contingent upon the attainment of certain sales levels by the Company to General Motors, which the Company believes has a substantial likelihood of being attained. Amounts are payable through 2011.

The Company is subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals or other releases of hazardous substances.

In connection with the acquisition of certain subsidiaries, some of which have been subsequently divested or relocated, the Company conducted certain investigations of these companies' facilities and their compliance with applicable environmental laws. The investigations, which included Phase I assessments by independent consultants of all manufacturing and various distribution facilities, found that a number of these facilities have had or may have had releases of hazardous materials that may require remediation and also may be subject to potential liabilities for contamination from off-site disposal of substances or wastes. These assessments also found that reporting and other regulatory requirements, including waste management procedures, were not or may not have been satisfied. Although there can be no assurance, the Company believes that, based in part on the investigations conducted, in part on certain remediation completed prior to or since the acquisitions, and in part on the indemnification provisions of the agreements entered into in connection with the Company's acquisitions, the Company will not incur any material liabilities relating to these matters.

One of the Company's former subsidiaries, RPM, leased several facilities in Azusa, California, located within what is now the Baldwin Park Operable Unit of the San Gabriel Valley Superfund Site. The entity that leased the facilities to RPM has been identified by the United States Environmental Protection Agency, or EPA, as one of approximately nineteen potentially responsible parties, or PRPs, for environmental liabilities associated with the Superfund Site. The Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund) provides for cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes recovery of related response costs and certain other damages from PRPs. PRPs are broadly defined under CERCLA, and generally include present owners and operators of a site and certain past owners and operators. As a general rule, courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the PRPs according to a volumetric or other standard. The EPA has preliminarily estimated that it will cost between $150,000 and $200,000 to construct and to operate for an indefinite period an interim remedial groundwater pumping and treatment system for the part of the San Gabriel Valley Superfund site within which RPM's facilities, as well as those of many other potentially responsible parties, are or were located. The actual cost of this remedial action could vary substantially from this estimate, and additional costs associated with this Superfund site are likely to be assessed. RPM moved all manufacturing operations out of the San Gabriel Valley Superfund site area in 1995. Since July 1995, RPM's only real property interest in this area has been the lease of a 6,000 square foot storage and distribution facility. The acquisition agreement by which the Company acquired the assets of RPM in 1994 and the leases pursuant to which the Company leased RPM's facilities after it acquired the assets of RPM expressly provide that the Company did not assume any liabilities for environmental conditions existing on or before the closing of the acquisition, although the Company could become responsible for those liabilities under various legal theories. The Company is indemnified against any such liabilities by the company that sold RPM to it as well as the shareholders of that company. There can be no assurance, however, that the Company would be able to make any recovery under any indemnification provisions. Although there can be no assurance, the Company believes that it will not incur any material liability as a result of RPM's lease of properties within the San Gabriel Valley Superfund site.

In connection with the sale of the Distribution Group (the "DG Sale") on October 27, 2000 (see Note 3 – Discontinued Independent Aftermarket Segment), the Company agreed to certain matters with the buyer that could result in contingent liability to the Company in the future. These include the Company's indemnification of the buyer against (i) environmental liability at former Distribution Group facilities that had been closed prior to the DG Sale, including the former manufacturing facility in Azusa, California, within the Superfund site mentioned above and former manufacturing facilities in Mexicali, Mexico, and Dayton, Ohio, (ii) any other environmental liability of the Distribution Group relating to periods prior to the DG Sale, in most cases subject to a $750 deductible and a $12,000 cap except with respect to closed facilities and (iii) any tax liability of the Distribution Group relating to periods prior to the DG Sale. In addition, prior to the DG Sale several of the Distribution Group's real estate and equipment leases were guaranteed by the Company. These guarantees remain in effect after the DG Sale so the Company continues to be liable for the Distribution Group's obligations under such leases in the event that the Distribution Group does not honor those obligations. In 2002, the Company negotiated an additional $100 deductible applicable to all Distribution Group claims for indemnification.

NOTE 17 REPORTABLE SEGMENTS

The Company has two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to Ford, DaimlerChrysler, General Motors and several foreign OEMs, primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The Company's Logistics segment consists of three operating units: (i) a provider of value-added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; (ii) a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors and Mazda; and (iii) an automotive electronic components remanufacturing and distribution business, primarily for Delphi and Visteon. The Company's "Other" business unit, which is not reportable for segment reporting purposes, remanufactures and distributes domestic and foreign engines and, to a lesser extent, distributes domestic remanufactured transmissions from regional distribution points primarily to independent aftermarket customers.

The Company evaluates performance based upon income from operations. The reportable segments' and the "Other" business unit's accounting policies are the same as those described in the summary of significant accounting policies (see Note 2 – Summary of Significant Accounting Policies). The Company fully allocates corporate overhead based upon budgeted full year profit before tax. The reportable segments and the "Other" business unit are each managed and measured separately primarily due to the differing customers, production processes, products sold and distribution channels.

In consolidation, the Company eliminates the sale of certain transmissions remanufactured and sold to Drivetrain Remanufacturing customers that are simultaneously repurchased for re-sale to customers in the independent aftermarket through the Company's aftermarket business. Additionally, and in consolidation, the Company eliminates any profits associated with any remanufactured transmissions that have been repurchased for re-sale that remain in inventory.

Financial information relating to the Company's segments and a reconciliation to the Consolidated Financial Statements are as follows as of and for the years ended December 31:

	Drivetrain Remanufacturing	Logistics	Other	Corporate/ Unallocated	Eliminations	Consolidated
2002:						
Revenues from external customers	$286,493	$114,203	$ 16,652	$ –	$ (1,446)	$415,902
Depreciation and amortization expense	6,283	4,144	508	–	–	10,935
Special (credits) charges	–	(154)	–	(123)	–	(277)
Income (loss) from operations	50,962	36,768	(4,528)	123	(209)	83,116
Total assets	432,106	100,690	14,483	97,752	(191,001)	454,030
Goodwill	149,121	18,973	–	135	–	168,229
Expenditures for long-lived assets	8,848	4,078	–	177	–	13,103
2001:						
Revenues from external customers	$266,258	$105,255	$ 21,868	$ –	$ –	$393,381
Depreciation and amortization expense	10,156	3,732	131	–	–	14,019
Special charges	2,439	2,415	–	476	–	5,330
Income (loss) from operations	40,044	26,461	1,695	(476)	–	67,724
Total assets	408,311	81,215	17,701	46,043	(156,412)	396,858
Goodwill	148,941	18,973	–	135	–	168,049
Expenditures for long-lived assets	7,646	5,185	–	685	–	13,516
2000:						
Revenues from external customers	$254,280	$ 89,077	$ 29,136	$ –	$ –	$372,493
Depreciation and amortization expense	9,360	2,786	845	–	–	12,991
Special charges	–	–	32,584	–	–	32,584
Income (loss) from operations	49,028	17,394	(37,537)	–	–	28,885
Total assets	382,499	63,090	17,479	49,058	(104,627)	407,499
Goodwill	154,301	19,498	–	138	–	173,937
Expenditures for long-lived assets	5,156	5,556	306	664	–	11,682

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

Geographic information for revenues, determined by destination of sale and long-lived assets, determined by the location of the Company's facilities is as follows:

As of and for the years ended December 31,	**2002**	2001	2000
Net sales:			
United States	**$387,196**	$369,162	$351,726
Canada and Europe	**28,706**	24,219	20,767
Consolidated net sales	**$415,902**	$393,381	$372,493
Long-lived assets:			
United States	**$217,564**	$217,280	$217,358
Europe	**15,268**	13,826	14,059
Consolidated long-lived assets	**$232,832**	$231,106	$231,417

For the years ended December 31, 2002, 2001 and 2000, the Company had three significant external customers, Ford (Drivetrain Remanufacturing and Logistics segments), Daimler Chrysler (Drivetrain Remanufacturing segment and Other) and AT&T Wireless Services (Logistics segment), representing $153,957, $93,189 and $76,774 of consolidated net sales for 2002, respectively, $136,088, $96,980 and $69,121 of consolidated net sales for 2001, respectively, and $111,818, $110,175 and $52,653 of consolidated net sales for 2000, respectively.

NOTE 18 FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of the Company's financial instruments approximate their fair values due to the fact that they are either short-term in nature or re-priced to fair value through floating interest rates. The 18% senior subordinated promissory note, received by the Company on October 27, 2000 as part of the proceeds from the sale of the Distribution Group, had a fair value which approximated its carrying value at December 31, 2002 and 2001.

The carrying amounts and fair values of these financial instruments are as follows:

December 31,	**2002**		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Series B Senior Notes	$ –	$ –	$82,570	$83,809
Series D Senior Notes	–	–	27,815	28,232
18% senior subordinated promissory note	**8,899**	**8,899**	8,600	8,600
Promissory note with minority interest	–	–	210	210

NOTE 19 EXTRAORDINARY ITEMS

In March 2002, in connection with the termination of the Company's old credit facility, the Company recorded an extraordinary item of $928, net of income tax benefits of $552, related to the write-off of previously capitalized debt issuance costs.

In addition, on March 8, 2002, the Company called all of its 12% Series B and D Senior Subordinated Notes due 2004 (the "Senior Notes") for redemption. The Senior Notes, with a face amount outstanding of $110,385, were redeemed on April 8, 2002 at a price of 102% plus accrued and unpaid interest. In connection with this redemption, which was funded by borrowings made under the Credit Facility, the Company recorded an extraordinary charge of $1,900 (net of income tax benefits of $1,122) related to the write-off of previously capitalized debt issuance costs and a call premium associated with this transaction.

NOTE 20 SPECIAL CHARGES

Commencing in 1998, the Company implemented certain initiatives designed to improve operating efficiencies and reduce costs. In 2000, the Company recorded $32,584 of special charges (including $9,134 classified as Cost of Sales–Special Charges) related to its Engines business, primarily for the impairment and write-down of certain assets. In 2001, the Company recorded $5,330 of special charges, including (i) $2,439 for the Drivetrain Remanufacturing segment consisting of severance and related costs and exit and idle facility costs, (ii) $2,415 for the Logistics segment primarily related to the shutdown of the Company's remanufactured automotive electronic control modules product line and severance and related costs primarily associated with the upgrade of certain management functions and (iii) $476 of severance and related costs related to the Company's two information systems groups.

In 2002, the Company recorded a special charge of approximately $800 related to the Drivetrain Remanufacturing segment for a retroactive insurance premium adjustment related to 1998 and 1999 self-insured workers' compensation claims. In addition, the Company recorded a gain of approximately $800 for a partial reversal of a previously established provision related to the Drivetrain Remanufacturing segment for a potential non-income state tax liability whose maximum exposure has been reduced. In addition, the Company recorded income of $277 for the reversal of previously established special charge provisions including (i) $154 for the shutdown of the Company's remanufactured automotive electronic control modules operation primarily related to asset write-downs where actual recoveries from the sale of assets were favorable to original estimates and (ii) $123 of severance and related costs primarily related to the consolidation of the information systems groups that are no longer expected to be incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

Following is an analysis of the special charge reserve, which is classified as accrued expenses in the Consolidated Balance Sheets:

	Termination Benefits	Exit/ Other Costs	Loss on Write-Down of Assets	Total
Reserve at January 1, 2000	$ 2,387	$ 2,542	$ 2,980	$ 7,909
Provision 2000	441	4,254	27,889	32,584
Payments 2000	(2,132)	(1,950)	–	(4,082)
Asset write-offs 2000	–	–	(22,423)	(22,423)
Asset valuation adjustment 2000 [1]	–	–	(2,962)	(2,962)
Reclassification 2000	–	(44)	44	–
Reserve at December 31, 2000	696	4,802	5,528	11,026
Provision 2001	3,213	1,223	894	5,330
Payments 2001	(2,115)	(2,991)	–	(5,106)
Asset write-offs 2001	–	–	(4,225)	(4,225)
Asset valuation adjustment 2001 [1]	–	–	1,764	1,764
Reserve at December 31, 2001	1,794	3,034	3,961	8,789
Provision adjustment 2002	(123)	(28)	(126)	(277)
Payments 2002	(1,537)	(1,087)	–	(2,624)
Asset write-offs 2002	–	–	(3,614)	(3,614)
Asset valuation adjustment 2002 [1]	–	(122)	(221)	(343)
Reserve at December 31, 2002	$ 134	$ 1,797	$ –	$ 1,931

[1] Asset valuation adjustments are due to the Company's initial discontinuance of the Engines business during 2000 and its subsequent election to retain this business during 2001.

NOTE 21 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter	First	Second	Third	Fourth
2002				
Net sales	$101,266	$100,706	$110,577	$103,353
Gross profit	34,144	36,447	37,533	35,418
Income from continuing operations before extraordinary items	9,486	11,330	13,431	13,729
Net income	8,558	9,430	13,706	14,733
Earnings per common share [1]	$ 0.44	$ 0.48	$ 0.55	$ 0.56
Earnings per common share – assuming dilution [1]	0.42	0.46	0.54	0.56
2001				
Net sales	$ 99,229	$ 92,220	$100,420	$101,512
Gross profit	32,462	31,258	35,709	38,376
Income from continuing operations	6,345	6,698	6,590	9,894
Net income	6,020	5,878	6,590	10,080
Earnings per common share [1]	$ 0.31	$ 0.33	$ 0.32	$ 0.48
Earnings per common share – assuming dilution [1]	0.31	0.32	0.31	0.46

[1] Earnings per share data is presented before discontinued operations and extraordinary items.

Our common stock has been traded on the Nasdaq National Market under the symbol "ATAC" since our initial public offering in December 1996. As of February 14, 2003, there were approximately 47 record holders of our common stock. The following table sets forth for the periods indicated the range of high and low sale prices of the common stock as reported by Nasdaq:

	High	Low
2002		
First quarter	$19.47	$15.55
Second quarter	24.70	17.50
Third quarter	22.05	12.65
Fourth quarter	14.90	8.76
2001		
First quarter	$ 6.00	$ 2.38
Second quarter	7.50	4.50
Third quarter	15.63	7.11
Fourth quarter	19.99	13.26

On February 14, 2003, the last sale price of the *common* stock, as reported by Nasdaq, was $10.11 per share.

We have not paid cash dividends on the *common stock* to date. Because we currently intend to retain any earnings to provide funds for the operation and expansion of our business and for the servicing and repayment of indebtedness, we do not intend to pay cash dividends on the common stock in the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of Aftermarket Technology Corp. to pay cash dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. The agreement for our bank credit facility contains certain covenants that, among other things, prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources." Any determination to pay cash dividends on the common stock in the future will be at the sole discretion of our Board of Directors.

On July 29, 2002, we issued 70,176 shares of our common stock in a transaction that was not registered under the Securities Act of 1933, as amended. The shares were issued upon the exercise of warrants that had been issued by us in 1994 to Mr. Michael Hartnett for serving on our Board of Directors. The warrant exercise price of $1.67 per share was paid in cash. We relied on Section 4(2) of the Securities Act as an exemption from registration, based on the private nature of the offering and the limited number of offerees.

RECONCILIATION OF CERTAIN FINANCIAL MEASURES

IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA

The following is a reconciliation of certain financial measures reported in accordance with Generally Accepted Accounting Principles ("GAAP") to those presented on the basis of methodologies other than in accordance with GAAP ("non-GAAP"):

Year ended December 31,	2002	2001	2000	1999	1998
INCOME FROM OPERATIONS, GAAP BASIS	$ 83.1	$ 67.7	$28.9	$49.8	$ 22.0
Special (Credits) Charges:					
Management de-layering and upgrades [a]	(0.1)	2.6	—	2.6	1.0
Non-income related state taxes [b]	(0.8)	—	—	—	2.4
Aftermarket engines restructuring [c]	—	—	32.6	3.3	—
Electronic control module product line termination [d]	(0.2)	1.9	—	—	—
Facility consolidations and other costs [e]	—	0.8	—	1.4	3.3
Retroactive 1998 and 1999 insurance premium adjustment [f]	0.8	—	—	—	—
Total Special (Credits) Charges	(0.3)	5.3	32.6	7.3	6.7
Other Unusual Items [g]:					
Excess core liability	—	—	—	—	5.2
Change in estimates	—	—	—	—	5.0
Start-up costs	—	—	—	—	0.7
Total Other Unusual Items	—	—	—	—	10.9
INCOME FROM OPERATIONS, NON-GAAP BASIS	$ 82.8	$ 73.0	$61.5	$57.1	$ 39.6

Year ended December 31,	2002	2001	2000	1999	1998
EARNINGS PER DILUTED SHARE:					
Income (loss) from continuing operations before extraordinary items, GAAP basis	$ 1.99	$ 1.40	$0.11	$0.79	$(0.05)
Total Special (Credits) Charges, net of tax	(0.01)	0.16	0.97	0.22	0.20
Total Other Unusual Items, net of tax	—	—	—	—	0.32
Interest income related to tax refunds, net of tax [h]	(0.01)	—	—	—	—
Interest expense adjustment, net of tax [i]	(0.01)	—	—	—	—
Gain on sale of preferred stock, net of tax [j]	—	(0.03)	—	—	—
Adjustments to income tax expense [k]	(0.06)	—	—	—	—
Income from continuing operations before extraordinary items, non-GAAP basis	$ 1.90	$ 1.53	$1.08	$1.01	$ 0.47
Diluted Shares Outstanding	24,118,773	21,058,573	21,163,489	21,163,601	21,078,361

(a) Primarily related to severance and related costs associated with the reorganization, upgrade and de-layering of certain management functions.

(b) Represents a provision established in 1998 related to the Drivetrain Remanufacturing segment for a potential non-income state tax liability. During 2002, a gain was recorded for the partial reversal of this provision due to a reduction in the maximum exposure of this liability.

(c) Primarily related to asset impairment and restructuring costs associated with the aftermarket engines business.

(d) 2001 special charges primarily related to a provision for severance, asset write-downs and facility exit costs associated with the termination of the electronic control module product line. For 2002, the credit primarily relates to a partial reversal of this provision previously established for the asset write-downs where actual recoveries from the sales of assets were favorable to original estimates.

(e) Primarily related to facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing.

(f) Represents a special charge recorded in 2002 related to the Drivetrain Remanufacturing segment for a retroactive insurance premium adjustment related to 1998 and 1999 self-insured workers' compensation claims.

(g) During 1998, we recorded certain charges primarily related to changes in certain of our estimates based in part on new information previously unavailable, a liability related to the purchase of excess cores and various start-up costs. These costs have been separately identified based upon management's belief that these costs are not expected to be incurred in future periods.

(h) Represents a gain recorded in 2002 for interest income from tax refunds received during the year ended December 31, 2002.

(i) Represents a gain recorded in 2002 for an adjustment to interest expense related to deferred compensation payments made during 2002 associated with the 1997 ATS acquisition.

(j) Represents a gain recorded in 2001 on the sale of the preferred stock of the Distribution Group, which was received in 2000 as partial consideration for the sale of that business.

(k) Represents a gain of $0.7 million ($0.03 per diluted share) recorded during the three months ended December 31, 2002, for an adjustment to income tax expense for deferred tax liabilities relating to closed tax years and a gain of $0.8 million ($0.03 per diluted share) recorded during the three months ended September 30, 2002 for income tax refunds recorded in 2002.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

MICHAEL T. DUBOSE
Chairman of the Board, President and Chief Executive Officer
Aftermarket Technology Corp.

ROBERT ANDERSON[1]
Chairman Emeritus
Rockwell International Corporation

RICHARD R. CROWELL[2]
President and Founding Partner
Aurora Capital Group

DALE F. FREY[3]
Chairman of the Board, President and Chief Executive Officer (retired)
General Electric Investment Corporation

MARK C. HARDY
Managing Director and Partner
Aurora Capital Group

DR. MICHAEL J. HARTNETT[1]
Chairman, President and Chief Executive Officer
Roller Bearing Company of America, Inc.

GERALD L. PARSKY[2]
Chairman and Founding Partner
Aurora Capital Group

RICHARD K. ROEDER
Managing Director and Founding Partner
Aurora Capital Group

J. RICHARD STONESIFER[4]
President and
Chief Executive Officer (retired)
GE Appliances

(1) Member, Audit Committee
(2) Member, Compensation and Human Resources Committee
(3) Chairman, Audit Committee
(4) Chairman, Compensation and Human Resources Committee

EXECUTIVE OFFICERS

MICHAEL T. DUBOSE
Chairman of the Board, President and Chief Executive Officer

BARRY C. KOHN
Vice President and
Chief Financial Officer

PAUL J. KOMAROMY
President,
ATC Drivetrain Remanufacturing

BILL CONLEY
President,
ATC Logistics

JOHN COLAROSSI
President,
ATC Independent Aftermarket

JOSEPH SALAMUNOVICH
Vice President,
General Counsel and Secretary

JOHN J. MACHOTA
Vice President,
Human Resources

MARY RYAN
Vice President,
Communications and
Investor Relations

PUTTING IT ALL TOGETHER

AFTERMARKET TECHNOLOGY CORP.

is a leading remanufacturer and distributor of drivetrain products. The *Company* also provides customers with value-added warehouse and distribution services, returned material reclamation and disposition services and remanufactured electronic components.

BUSINESSES

DRIVETRAIN REMANUFACTURING Aaron's Automotive. Autocraft Industries. Autocraft Industries UK. CRS Gastonia. CRS Mahwah.

ATC LOGISTICS Logistics Services. Autocraft Material Recovery. Autocraft Electronics.

TABLE OF CONTENTS

CORPORATE AND INVESTOR INFORMATION

CORPORATE HEADQUARTERS
One Oak Hill Center
Suite 400
Westmont, IL 60559
Phone 630.455.6000
Fax 630.455.0630
http://www.goATC.com

PUBLIC ACCOUNTANTS
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, IL 60606-6301

CORPORATE LEGAL COUNSEL
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA
90071-3197

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
877.777.0800
www.amstock.com

INVESTOR RELATIONS
Copies of the Aftermarket Technology Corp. Annual Report, Form 10-K and 10-Q reports filed with the Securities and Exchange Commission are available from the Company without charge. Contact Aftermarket Technology Corp. at:
One Oak Hill Center, Suite 400, Westmont, IL 60559
Phone 630.455.6000 / Fax 630.455.0630
http://www.goATC.com

DESIGN: Critt Graham www.crittgraham.com PRINCIPAL PHOTOGRAPHY: Charlie Westerman/Chicago, Guy Welch/StudioBurns.com
ADDITIONAL PHOTOGRAPHY: Martin LePire Photography PRINTING: QuebecorWorld Acme Printing This annual report was produced on recycled paper.

AFTERMARKET TECHNOLOGY CORP.

One Oak Hill Center, Suite 400, Westmont, IL 60559